

SILVER STATE BANCORP


07077447


MAIL PROCESSING
RECEIVED
SEP 2 4 2007


PROCESSED
SEP 2 8 2007
THOMSON
FINANCIAL

2006 Annual Report

SILVER STATE BANCORP

★ *Branch Locations*

☆ *Future Branch Locations*

Executive Offices

Silver State Bank

Choice Bank

Las Vegas

Phoenix

North Las Vegas

Las Vegas

Spring Valley

Henderson

Boulder City

Sun City West

Scottsdale

Phoenix

Mesa

Chandler

SBA Lending Operations

MT ND MN ME VT NH NY MA CT RI ID WY SD WI MI PA NJ DE MD IA NE IN OH IL WV VA KS MO KY NC TN SC OK AR NM TX MS AL GA LA


SILVER
STATE
BANCORP

Dear Fellow Stockholders:

Our company has experienced many accomplishments since our last annual shareholders meeting. Our most significant achievement was the completion of our Initial Public Offering (IPO) in July of this year which resulted in us successfully raising approximately $30 million during extremely difficult market conditions. In addition, we were able to supplement our capital through a $30 million Trust Preferred Securities issuance as the amount of new equity capital was less than we originally intended. This expanded capital base will allow us to continue our strategic growth plans.

We now operate in two of the most attractive markets in the United States. We expanded into Arizona via the acquisition of Choice Bank which was completed in September 2006. Not only did we acquire a solid banking franchise but we retained a well seasoned senior management team with a long established operating history and banking experience in the Arizona market. We were also excited about the benefits of this acquisition because there were no competing or overlapping business lines. This acquisition is now fully integrated and we are extremely optimistic about the opportunities that are available in Arizona. The unemployment rate in Phoenix dropped to 2.9% in the second quarter, far below the 4.5% national rate. Over the past 12 months, 86,700 new jobs have been created in Phoenix creating a demand for commercial real estate financing. We see these trends continuing for the foreseeable future.

We are as equally bullish on the economy in Southern Nevada. The Las Vegas unemployment rate was 4.2% in the second quarter of 2007. Investment on the Las Vegas Strip totaling $33 billion will produce over 40,000 new hotel rooms over the next five years, creating over 100,000 hotel/casino jobs and another 150,000 jobs off the "Strip". Commercial real estate vacancy rates are below national averages in both of our primary markets, with average lease rates in all categories increasing in the second quarter.

I am proud to say that our financial performance continues to be exceptional despite the IPO and the Choice Bank acquisition requiring a considerable amount of management's time. Our company reported net income of $6.2 million for the three months ended June 30, 2007, representing an increase of 20.7% when compared to net income of $5.1 million for the second quarter of 2006. Diluted earnings per share were $.44 for the three months ended June 30, 2007, an increase of 18.9%, when compared to $.37 for the same period of 2006.

For the six months ended June 30, 2007, net income was $11.8 million, representing an increase of 23.0% when compared to net income of $9.6 million for the first six months of 2006. Diluted earnings per share were $.83 for the six months ended June 30, 2007, an increase of 16.9%, when compared to $.71 for the same period of 2006.

We continue to provide above average returns for our shareholders. Return on average shareholders' equity (annualized) was 21.2% for the quarter ended June 30, 2007 compared to 24.8% for the quarter ended June 30, 2006. Return on average assets (annualized) was 1.7% for the quarter ended June 30, 2007 compared to 2.3% for the same period of the prior year.

Our focus has always been on quality earning asset generation. Credit quality remains *the* top priority for management and as of June 30th our non-performing assets remain at historically low levels. We continue to actively monitor our portfolio and have not seen any significant deterioration in our credit quality. Net loans, excluding loans held for sale, increased by $141.2 million or 12.2% during the quarter to $1.3 billion at June 30, 2007. The 2007 year-to-date increase in net loans, excluding loans held for sale, was $292.7 million or 29.1%.

Deposits increased $94.1 million or 8.2% during the quarter to $1.2 billion at June 30, 2007. Through June 30, 2007, the year-to-date increase in deposits was $259.0 million or 26.3%. In an effort to generate additional core funding, we recently implemented a deposit incentive program for all employees and have made deposit generation a company wide focus. We are starting to see the benefits of this initiative and are hopeful that our new programs coupled with our expanding branch network will drive core deposits into our banks.

During June of 2006 we opened a 30,000 square foot administrative center. The majority of our back office operational units are housed here including information technology, note department and SBA processing, proof and item processing and central services. We continue to leverage information technology resources to the highest degree possible as we made several key hires and went in-house with all data processing functions. We also opened a central vault operation in 2006 that will allow us to better serve the growing cash service demands of our customers.

Our success has always been the direct result of the superior efforts of our people. We have a simple strategy. Hire the best people and provide a platform where they can succeed. We try our best to cultivate an entrepreneurial spirit at our company. Our employees are encouraged to bring new ideas, thoughts, and processes to the attention of management. We also try to be proactive in establishing key positions that are needed in order to facilitate the growth of the company as evidenced by the hiring of a new Chief Risk Officer and a Director of Corporate Governance.

There is no doubt that the national financial markets are currently having a tough time as there seems to be a nervous uneasiness circulating around Wall Street. Although we cannot control these market conditions, I can assure you we are doing everything within our power to provide stable long-term value to our shareholders. I would like to personally thank our Board of Directors, employees, customers and shareholders for the continued support.

Respectfully,



Corey L. Johnson
President and Chief Executive Officer

2006 ANNUAL SHAREHOLDER REPORT

Silver State Bancorp and Subsidiaries

Summary Consolidated Financial and Other Data

The summary information presented below at or for each of the years presented is derived in part from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our audited consolidated financial statements and notes beginning on page F-1. On September 5, 2006, we acquired Choice Bank. The results of operations for 2006 include the operations of Choice Bank for the period from September 5, 2006 to December 31, 2006.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except for share and per share data)						
Selected Income Data:							
Interest income	$ 63,740	$ 38,792	$ 89,906	$ 57,086	$ 33,873	$ 25,952	$ 20,741
Interest expense	26,706	12,758	32,556	15,761	8,344	8,219	8,185
Net interest income	37,034	26,034	57,350	41,325	25,529	17,733	12,556
Provision for loan losses	3,190	1,200	2,821	2,350	1,750	2,325	1,266
Net interest income after provision for loan losses	33,844	24,834	54,529	38,975	23,779	15,408	11,290
Non-interest income	4,548	2,301	5,917	4,779	4,542	3,723	3,407
Non-interest expense	19,594	12,386	27,827	19,846	15,339	12,875	11,359
Income before income taxes	18,798	14,749	32,619	23,908	12,982	6,256	3,338
Provision for income taxes	7,040	5,193	11,743	8,281	4,464	2,155	1,093
Net income	$ 11,758	$ 9,556	$ 20,876	$ 15,627	$ 8,518	$ 4,101	$ 2,245
Share Data:							
Earnings per share — basic	$ 0.86	$ 0.74	$ 1.58	$ 1.27	$ 0.72	$ 0.44	$ 0.24
Earnings per share — diluted	0.83	0.71	1.52	1.19	0.70	0.38	0.21
Book value per share	8.64	6.63	7.79	5.11	3.59	2.73	2.34
Tangible book value per share	7.20	6.63	6.33	5.11	3.59	2.73	2.34
Shares outstanding at period end[1]	13,746,162	13,383,200	13,687,109	12,463,798	12,119,898	9,384,384	9,368,320
Weighted average shares outstanding — basic[1]	13,710,441	12,874,958	13,173,918	12,353,391	11,831,392	9,321,920	9,653,936
Weighted average shares outstanding — diluted[1]	14,155,906	13,465,550	13,750,641	13,153,299	12,194,508	10,774,384	10,699,984
Selected Balance Sheet Data:							
Cash and cash equivalents	$ 28,035	$ 42,577	$ 35,479	$ 49,773	$ 84,129	$ 34,759	$ 19,985
Investments and other securities	52,466	82,814	65,324	73,247	60,784	45,902	50,235
Loans held for sale	52,121	21,577	34,053	11,861	9,379	4,182	3,018
Gross loans, including net deferred loan fees	1,311,525	768,473	1,015,643	646,179	523,391	386,721	287,131
Allowance for loan losses	14,334	9,511	11,200	8,314	6,051	4,768	3,546
Assets	1,510,619	946,859	1,209,518	806,297	700,715	489,525	378,611
Deposits	1,245,305	765,755	986,271	645,465	572,330	392,441	290,892
Junior subordinated debt	38,661	18,042	38,661	18,042	18,042	12,887	7,500
Stockholders' equity	118,767	88,682	106,628	63,694	43,450	25,665	21,957
Selected Other Balance Sheet Data:							
Average assets	$ 1,362,938	$ 868,588	$ 980,287	$ 747,058	$ 571,950	$ 437,623	$ 330,696
Average interest-earning assets	1,288,871	827,205	928,250	708,909	538,532	402,782	303,724
Average stockholders' equity	113,255	75,321	88,016	52,710	36,979	23,133	20,834

(Notes on following page.)

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Selected Capital Ratios:							
Leverage ratio	9.6%	11.9%	10.5%	10.4%	8.8%	7.1%	7.5%
Tier 1 risk-based capital ratio	9.0	11.7	10.5	10.9	9.3	7.8	8.6
Total risk-based capital ratio	9.9	12.8	11.6	12.2	11.4	9.8	9.8
Selected Financial and Performance Data:							
Return on average assets(2)	1.74%	2.22%	2.1%	2.1%	1.5%	0.9%	0.7%
Return on average stockholders' equity(2)	20.94	25.58	23.7	29.6	23.0	17.7	10.8
Net interest rate spread(2)(3)	4.96	5.32	5.2	5.0	4.2	4.0	3.6
Net interest margin(2)(4)	5.79	6.35	6.2	5.8	4.7	4.4	4.1
Efficiency ratio(5)	47.12	43.71	44.0	43.0	51.0	60.0	71.2
Loan to deposit ratio	105.32	100.35	103.0	100.1	91.4	98.5	98.7
Average earning assets to average interest-bearing liabilities	119.99	133.23	129.2	137.0	136.6	120.5	119.5
Average stockholders' equity to average assets	8.31	8.67	9.0	7.1	6.5	5.3	6.3
Selected Asset Quality Ratios:							
Non-performing loans to gross loans(6)	0.01%	0.02%	0.01%	0.19%	0.09%	1.23%	2.31%
Non-performing assets to total assets(7)	0.02	0.10	0.07	0.15	0.15	0.97	1.76
Loans past due 90 days or more and still accruing to total loans	—	—					
Allowance for loan losses to gross loans	1.09	1.24	1.1	1.3	1.2	1.2	1.2
Allowance for loan losses to non-performing loans	12,045.38	5,695.21	8,484.8	683.2	1,276.6	100.5	53.4
Net charge-offs to average loans outstanding	0.00	0.00	0.07	0.01	0.11	0.33	0.01
Selected Other Data:							
Number of full service branch offices	12	9	12	9	9	8	8

(1) Reflects stock splits.
(2) Annualized for the six months ended June 30, 2007 and 2006.
(3) Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Efficiency ratio represents non-interest expenses as a percentage of the total of net interest income plus non-interest income.
(6) Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.
(7) Non-performing assets include non-performing loans plus other real estate owned.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects Silver State Bancorp's financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Silver State Bancorp's Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Shareholder Report, and the other statistical data provided elsewhere in this Annual Shareholder Report. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and operations of Silver State Bancorp.

FORWARD-LOOKING STATEMENTS

This Annual Shareholder Report contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements may be identified by the use of the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions.

Forward-looking statements are based on various assumptions and analyses made by us in light of our management's experience and its perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following:

- the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;
- there may be increases in competitive pressure among financial institutions or from non-financial institutions;
- changes in the interest rate environment may reduce interest margins and could adversely affect our results of operations and financial condition;
- changes in deposit flows, loan demand or real estate values may adversely affect our business;
- changes in accounting principles, policies or guidelines;
- general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;
- legislative or regulatory changes may adversely affect our business;
- technological changes may be more difficult or expensive than we anticipate;
- success or consummation of new business initiatives may be more difficult or expensive than we anticipate;
- litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;
- changes in gaming or tourism in our primary market area; and
- changes in management's estimate of the adequacy of the allowance for loan losses.

We have no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

Executive Summary

We are a Nevada corporation formed on January 21, 1999 to acquire all of the issued and outstanding stock of Silver State Bank and to engage in the business of a bank holding company under the BHC Act of 1956, as amended. Silver State Bank was formed in July, 1996, as a commercial bank headquartered in Henderson, Nevada. On September 5, 2006 we acquired Choice Bank. Choice Bank is an Arizona state-chartered bank that was formed on January 28, 2002.

We provide a variety of loans to our customers, including construction and land loans, commercial real estate loans, commercial and industrial loans, SBA loans and to a lesser extent, residential real estate and consumer loans. We fund our loans primarily with locally generated deposits and borrowings to the extent needed.

Since commencing business, Silver State Bank has grown from one location in Henderson, Nevada to 10 branches in the greater Las Vegas market area. In 2006 we opened one new branch office and, on September 5, 2006, we acquired Choice Bank, with two branches in the greater Phoenix/Scottsdale market area. With the acquisition of Choice Bank, we became a multi-bank holding company and plan to continue operating both Choice Bank and Silver State Bank as separate bank subsidiaries for the foreseeable future. On November 16, 2006, we completed a systems and data conversion of Choice Bank. In addition, with our oversight, Choice Bank has modified its operating policies and procedures to conform to those of Silver State Bank. However, Choice Bank continues to review and establish its own lending limits as an entity and with respect to its individual loan officers.

While maintaining strong asset quality and improving profitability, we have sustained substantial asset growth since we opened. As of December 31, 2006 our ratio of non-performing assets to total assets of 0.07% and as of June 30, 2007 our ratio of non-performing assets to total assets was 0.02%. For the year ended 2006 our ratio of net charge-offs to average loans outstanding was 0.07% and for the six month period ended June 30, 2007 our ratio of net charge-offs to average loans outstanding was less than 0.01%. The expansion of our construction, land acquisition and development and commercial and industrial lending has been the primary element of our growth. The primary source of funding for our asset growth has been the generation of core deposits which we accomplished by a combination of competitive pricing for local deposits coupled with expansion of our branch system. We have added three new branch offices over the past five years in the greater Las Vegas market area. Our acquisition of Choice Bank provided us with two new branch offices, an entry point into the Phoenix/Scottsdale market and the opportunity to expand our banking presence. We have also supplemented our deposit gathering through the use of borrowings, primarily from the FHLB.

We expect to fund our internal growth in the Nevada and Arizona markets by opening new branches and exploring additional acquisitions in new markets as they become available. During 2007, we expect to open two additional branches in Nevada and two additional branches in Arizona. We also expect to open four additional branches in Nevada during 2008, and plan to open additional branches in both markets in 2008 and beyond as conditions permit. We estimate that the cost of opening the four branches in 2007 will be approximately $4.5 million.

Our ability to continue to generate rapid internal growth and to take advantage of acquisition opportunities will be affected by our continued profitability and our access to the capital markets. In 2004, we raised $4.9 million of net proceeds through a private placement of common stock and in 2006 we raised $10.7 million through another private placement of common stock. We have also added to regulatory capital through the issuance of junior subordinated debt to statutory trusts that have in turn privately issued trust preferred securities. The junior subordinated debt securities are generally included in Tier 1 capital for regulatory purposes. At June 30, 2007, we had $38.7 million outstanding of junior subordinated debt.

Our results of operations are largely dependent on net interest income. Net interest income is the difference between interest income we earn on interest-earning assets, which are comprised primarily of construction, land development and commercial real estate loans, and to a lesser extent commercial business, residential and consumer loans, and the interest we pay on our interest-bearing liabilities, which are primarily deposits and, to a lesser extent, other borrowings. Management strives to match the re-pricing characteristics of the interest-earning assets and interest-bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve.

Net income during 2006 was affected by an increase in our net interest margin compared to 2005. The increase in the net interest margin for 2006 was the result of the increase in yields in all categories of our loan portfolio, reflective of an overall higher interest rate environment, while our cost of funds repriced more slowly. However, during the fourth quarter of 2006 we began to experience some narrowing of our net interest margin reflecting competitive pricing pressure in both loans and deposits, which has resulted in overall lower interest rate spreads than in prior periods. The competitive pricing pressure has continued into the first six months of 2007.

We reported net income of $11.8 million, or $0.83 per diluted share, for the six months ended June 30, 2007, as compared to $9.6 million, or $0.71 per diluted share, for the corresponding period in 2006. The increase in earnings is primarily due to higher net interest income, due primarily to an increase in loans and the higher interest rates environment experienced in the first six months of 2007 compared to the first six months of 2006. The provisions for loan losses increased $2.0 million from the six months ended June 30, 2006 to the corresponding period in 2007, due to an increase in size of the loan portfolio. Non-interest income for the six months ended June 30, 2007 increased 97.7% from the corresponding period in the prior year, due primarily to an increase in the gain on sale of loans which was driven by the increase in loan volume, primarily in our small business lending products. Non-interest expense for the six months ended June 30, 2007 increased 58.2% from the corresponding period in 2006, due primarily to an increase in salary and benefits, occupancy costs, depreciation and amortization expense, and insurance expense due to an increase in FDIC deposit insurance assessments, all reflecting our overall balance sheet and franchise growth.

If the competition we experienced in the fourth quarter of 2006 and the first six months of 2007 in the form of higher deposit rates offered by local financial institutions, several of which are affiliated with significantly larger national and international financial institutions, continues for the balance of 2007, it could have the effect of increasing our cost of funds to a level higher than we have experienced historically. We continue to utilize FHLB advances and other wholesale funding sources to supplement our local sources of funds and as a means to lower our overall cost of funds.

We also have experienced strong competition in making loans in the form of intense pricing pressure on the interest rates we offer. To date, we have been successful in responding to this competition as evidenced by our loan portfolio growth and the increase in the average yield on our loan portfolio. However, price competition for loans is expected to continue, and may intensify, as a result of additional de novo bank entrants into our marketplace and the pricing strategies of our larger competitors. Price competition for loans is expected to have an adverse impact on the yields we can obtain on our loan portfolio.

Non-interest income for 2006 as compared to 2005, and for the six months ended June 30, 2007, compared to the six months ended June 30, 2006, continued to increase due to the gain on sale of loans, primarily consisting of SBA loans. Non-interest expense also continued to increase primarily due to the overall growth of our institution, which has required us to hire additional employees and add properties for new branches. In addition, non-interest expense for 2006 also increased due to the construction of our new administrative center. The increase is also attributable to accounting and legal fees associated with the increased size and complexity of the company.

Our future performance will depend on many factors including economic conditions, changes in interest rates, increasing competition for deposits and quality loans, and regulatory compliance burdens. We believe that the impact from the national decline in sales of existing homes and in the median price of homes will be minimal on our future financial condition. We do not engage in sub-prime mortgage lending, which has been the riskiest sector of the residential housing market.

In the future, our earnings may be adversely affected by a decrease in interest rates because a significant majority of our interest-earning assets are variable rate instruments that will reprice faster than our interest-bearing liabilities, which may result in further compression of our net interest margin. However, if interest rates increase, we anticipate that our profitability measured by net interest income and net interest margin would increase. As a result of our large percentage of variable rate loans, it is possible that during a period of rising interest rates the amount of interest charged to our customers may increase which, if coupled with an overall decline in those customers' cash flows from operations, could result in an increase in loan delinquencies and correspondingly result in an increase in our provision for loan losses. Additionally, a significant portion of our loan portfolio have maturities of less than one year, including construction loans that would need to be replaced with new construction loans in order to maintain and grow that portfolio. We have been successful in doing so due primarily to the strength of the real estate and construction market in the greater Las Vegas market area. Historically, we have been successful in renewing loans with our commercial borrowers on a regular basis, as evidenced by our history of significant loan growth. However, in the event of an economic downturn or a significant increase in interest rates we may not achieve the same success at renewing our short term loans, which would have an adverse impact on our results of operations.

We have a high concentration in real estate construction and land loans. At June 30, 2007, approximately 35.7% of real estate loans were classified as real estate construction loans and 37.9% of real estate loans were classified as land loans. In addition, commercial real estate loans represent approximately 19.6% of total real estate loans as of June 30, 2007. Approximately 67.5% of commercial real estate loans are owner occupied.

Our 20 largest depositors accounted for approximately 40.2% of our deposits and our five largest depositors accounted for approximately 30.2% of our deposits at June 30, 2007. At June 30, 2007, four customer balances comprised 27.2% of total deposits and are considered brokered deposits. Brokered deposits are generally considered to be deposits that have been received by us from a registered broker that is acting on behalf of that broker's customer. Often, a broker will direct a customer's deposits to the banking institution offering the highest interest rate available. Federal banking law and regulation places restrictions on depository institutions regarding brokered deposits because of the general concern that these deposits are at a greater risk of being withdrawn and placed on deposit at another institution offering a higher interest rate, thus posing liquidity risk for institutions that gather brokered deposits in significant amounts.

Our brokered deposits pose a heightened risk of not being retained by us because these customers tend to be very rate sensitive in making their decisions as to the financial institution with which they choose to place their deposits. Although the deposits of our four brokered deposit customers may meet the regulatory definition of a brokered deposit, we consider them to be corporate customers with which we either have or are in the process of building longer term customer relationships. Two of these customers have been our depositors for approximately four years.

We believe that our net income has not been, and do not expect it to be, adversely affected by the use of brokered short term deposits. As a general matter, we price brokered deposits separately from our pricing of deposits gathered through our local branch networks. Both historically and currently, our brokered deposits have had a lower average cost than time deposits gathered through our local branch network because we can offer rates to brokered deposit customers outside of our market area that are lower than the rates we offer through our local branch network. In addition, our brokered deposits have had a comparable cost to wholesale borrowings available through the use of Federal Home Loan Bank borrowings. As with all funding decisions, we continually analyze our various funding choices and price our deposit products, including brokered deposits, with a view towards obtaining the lowest cost funding while meeting our liquidity needs and achieving the best net interest margin possible. We carefully monitor the balances in our brokered accounts, the impact of movements in interest rates generally, the interest rates offered by local competitors, the rates offered by other institutions that access the brokered deposit market, the availability of wholesale borrowings and related costs of such funding sources. We also developed contingency funding plans in the event that we fail to retain one or more of our brokered deposit customers.

Due to the nature of our larger customers' businesses, the deposit balances they maintain with us may fluctuate significantly from month to month resulting in the list of our largest depositors similarly changing. For example, our two related large depositors are large financial services companies that provide financing services to other financial service companies, securities clearing services to brokerage firms and brokerage services to a large number of commercial and individual customers. Additionally, two of our six largest depositors are title insurance companies. Part of the services these financial services companies and title insurance companies provide to their customers includes holding short term account balances to facilitate the ordinary course of business of these customers. Although the many individual account balances of the customers of our large financial services depositors tend to be smaller, when placed on deposit with us into our depositor's account they result, in the aggregate, in a very large balance relative to our other accounts. Due to the short term nature of the deposit balances maintained by the customers of our large depositors, the deposit balances maintained with us tend to fluctuate.

The loss of one or more of our largest 20 customers, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers' businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.

We believe that other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the United States securities laws and compliance with the SOX, will increase significantly after we become a publicly traded company.

We believe that we are positioned for expansion within our market areas and that by expanding our presence, continuing to diversify our geographic sources of income, growing our deposit relationships, and maintaining our operating efficiency, we will be able to increase our profitability and enhance our franchise value.

Recent Developments

On July 23, 2007, we completed our initial registered public offering of common stock raising approximately $25.7 million of net proceeds. We are using the net proceeds for general corporate purposes, including but not limited to the repayment of the amount outstanding under the $20 million 90-day non-revolving term loan facility, the formation of additional new banks in new market areas with attractive growth prospects, the acquisition of other commercial banks or financial service companies, the addition of new branches in existing and contiguous markets and the development of additional products or services.

On July 24, 2007, we issued $30 million of trust preferred securities, in a private placement, similar to our previous trust preferred securities issuances. The trust preferred securities have a floating rate, which resets quarterly, equal to three-month LIBOR plus 1.35%. We expect the proceeds from the issuance to count as capital for regulatory capital purposes. The issuance was part of a pooled offering involving other participating issuers, and was made pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. We are using the proceeds of the sale for general corporate purposes.

Comparison of Financial Condition at June 30, 2007 and December 31, 2006

Assets. Our total assets increased $301.1 million, or 24.9%, to $1.5 billion at June 30, 2007 as compared to $1.2 billion at December 31, 2006. This increase was due primarily to internally generated loan growth as gross loans grew 29.1% to $1.3 billion as of June 30, 2007 from $1.0 billion as of December 31, 2006.

Loans. Total loans were $1.3 billion at June 30, 2007, an increase of $295.9 million, or 29.1% from December 31, 2006. The majority of the loan growth was in construction and land loans. Commercial real estate and commercial and industrial loans also increased. Our overall growth in loans is consistent with our focus and strategy to grow our loan portfolio by focusing on markets which we believe have attractive growth prospects.

As of June 30, 2007 our loan portfolio totaled $1.3 billion, or approximately 87% of our total assets compared to $1.0 billion, or approximately 84% of our total assets as of December 31, 2006. The following table presents the composition of our loan portfolio in dollar amounts at the dates indicated.

	At June 30, 2007	At December 31, 2006
	(In thousands)	
Construction and land	$ 868,744	$ 620,167
Commercial real estate	231,090	206,744
Commercial and industrial	135,315	109,134
Single family residential real estate	80,771	80,280
Consumer	4,909	5,789
Leases, net of unearned income	340	411
Net deferred loan fees	(9,644)	(6,882)
Gross loans, net of deferred fees	1,311,525	1,015,643
Less: Allowance for loan losses	(14,334)	(11,200)
	$1,297,191	$1,004,443

Construction and Land Loans. The principal types of our construction loans include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants and entry level residential tract homes. Construction loans comprised approximately 32% of our total loan portfolio at June 30, 2007 compared to approximately 31% at December 31, 2006. On June 30, 2007 and December 31, 2006, our construction loans were as follows:

Type	At June 30, 2007	At December 31, 2006
	(In thousands)	
One- to Four Family	$114,898	$ 80,276
Multi-Family	52,683	12,820
Hotel	28,823	28,969
Multi-Use	7,243	3,565
Industrial	31,323	31,623
Office	54,659	60,137
Mini-Storage	—	4,562
Retail	118,922	86,926
Other	12,889	4,985
Total Construction	$421,440	$313,863

We classify our land loans as loans on raw land, infill, land development and developed land loans. We consider raw land to be land that has no improvements on it and is located outside of a developed area. Infill is land that has no improvements but is located within a metropolitan area and is surrounded by developed land. Land development loans are loans containing budgeted dollars to finance the onsite improvements upon raw or infill land, and developed land loans consist of loans on land with improvements completed. Land loans comprised approximately 34% of our total loan portfolio at June 30, 2007, including SBA loans compared to approximately 30% at December 31, 2006. On June 30, 2007 and December 31, 2006, our land loans were as follows:

Type	At June 30, 2007	At December 31, 2006
	(In thousands)	
Raw	$ 94,966	$ 53,347
Infill	81,241	105,057
Land Development	232,148	117,047
Development Land	38,949	30,853
Total Land	$447,304	$306,304

Construction and development loans typically provide for a reserve budget to service payments for the term of the loan. We believe that reasonable assumptions are made by the loan officer during loan underwriting and confirmed by the Senior Loan Committee during the loan approval process concerning average outstanding loan balance, interest rate, and sales or lease absorption, to determine the appropriate interest reserve budget amount to carry the interest for the term of the loan.

Commercial Real Estate Loans. A significant component of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital that are secured by commercial real estate. We have a commercial real estate portfolio comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers and other commercial properties. Commercial real estate loans comprised approximately 18% of our total loan portfolio at June 30, 2007 compared to approximately 20% at December 31, 2006. On June 30, 2007 and December 31, 2006, our commercial real estate loans were as follows:

Type	At June 30, 2007	At December 31, 2006
	(In thousands)	
Multi-Family	$ 6,763	$ 7,159
Hotel	6,016	3,348
Multi-Use	3,023	932
Industrial	45,632	36,832
Office	58,186	45,292
Mini-Storage	9,926	9,951
Retail	82,374	77,924
Other	19,170	25,306
Total Term CRE	$231,090	$206,744

Non-Performing Assets. Non-performing assets include loans past due 90 days or more and still accruing interest, non-accrual loans, restructured loans, and other real estate owned, or OREO. In general, loans are placed on non-accrual status when we determine timely recognition of interest to be in doubt due to the borrower's financial condition and collection efforts. Restructured loans have modified terms to reduce either principal or interest due to deterioration in the borrower's financial condition. OREO results from loans where we have received physical possession of the borrower's assets that collateralized the loan.

The following table presents information regarding non-accrual loans, accruing loans delinquent 90 days or more, and OREO as of the dates indicated. During the period shown below, we did not have any loans past due 90 days or more and still accruing or interest income that would have been recorded under the original terms of the loans.

	At June 30, 2007	At December 31, 2006
	(Dollars in thousands)	
Total non-accrual loans[1]	$ 119	$ 132
Restructured loans	—	—
Other real estate owned (OREO)	205	738
Total non-performing assets	324	870
Non-accrual loans to gross loans	0.01%	0.01%
Non performing assets to total assets	0.02%	0.07%
Interest income recognized on nonaccrual loans	$ —	$ 111

(1) We had no loans past due 90 days or more and still accruing as of the end of each period indicated.

As of June 30, 2007 and December 31, 2006, non-accrual loans totaled $119,000 and $132,000, respectively. Non-accrual loans consisted of 2 loans at June 30, 2007 and at December 31, 2006. We also classify our loans consistent with federal banking regulations using a nine category grading system. We use grades six through nine of our loan grading system to identify potential problem assets. Our potential problem loans were approximately $21.4 million at June 30, 2007 and $12.0 at December 31, 2006. This increase is primarily attributable to two loans totaling $7.7 million that were downgraded by senior management in the second quarter. Both loans are secured by real estate with loan to value ratios within bank policy limits. We do not anticipate any significant loan losses related to these loans at this time.

Allowance for Loan Losses. The allowance for loan losses has been determined in accordance with accounting principles generally accepted in the United States of America. We are responsible for the timely and periodic determination of the adequacy of the allowance. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

We maintain the allowance for loan losses through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. We establish the provision for loan losses after considering the results of our review of delinquency and charge-off trends, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio growth, GAAP and regulatory guidance. We periodically review the assumptions and formula used in determining our allowance for loan losses and make adjustments if required to reflect the current risk profile of our loan portfolio.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	For the Six Months Ended June,	
	2007	2006
	(Dollars in thousands)	
Allowance for loan losses:		
Balance at beginning of period	$11,200	$8,314
Provisions charged to operating expenses	3,190	1,200
Acquisition	—	—
Recoveries of loans previously charged-off:		
Construction and land development	—	—
Commercial real estate	—	—
Residential real estate	—	—
Commercial and industrial	3	82
Consumer and other	30	1
Total recoveries	33	83
Loans charged-off:		
Construction and land development	—	—
Commercial real estate	—	—
Residential real estate	—	44
Commercial and industrial	—	42
Consumer and other	89	—
Total Charged-off	89	86
Net charge-offs (recoveries)	56	3
Balance at end of period	$14,334	$9,511
Net charge-offs to average loans outstanding	0.00%	0.00%
Allowance for loan losses to gross loans	1.09%	1.24%

Net charge-offs were $56,000 for the six months ended June 30, 2007, compared to $3,000 for the corresponding period in 2006. The increase in net charge-offs resulted primarily from larger charge-offs during the six months ended June 30, 2007 in consumer loans. Net charge-offs as a percentage of average loans were less than 0.01% for the six months ended June 30, 2007 and for the corresponding period in 2006. The provision for loan losses totaled $3.2 million for the six months ended June 30, 2007, up from the $1.2 million provided during the corresponding period in 2006. The increase in the provision for loan losses for the six months ended June 30, 2007 compared to the corresponding period a year ago resulted mainly from the growth in the loan portfolio. The allowance for loan losses was 1.09% of gross loans at June 30, 2007 compared to 1.10% at December 31, 2006.

Securities. Our investment portfolio consists mainly of AAA rated US government agency securities. Our securities are all classified as "available-for-sale" and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders' equity.

At June 30, 2007 securities totaled $52.5 million, a decrease of $12.9 million or 19.7%, from $65.3 million on December 31, 2006. The decrease in our securities portfolio was primarily due to strong demand for our loan products, which have a higher yield than investment securities. At June 30, 2007, most of our securities had a contractual maturity date of five years or less. These medium to short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

The carrying value of our securities available for sale at June 30, 2007 and at December 31, 2006 is set forth below.

	At June 20, 2007	At December 31, 2006
	(In thousands)	
U.S. Treasury securities	$ 9,509	$ 9,496
U.S. government-sponsored agencies	38,616	50,038
Mortgage-backed obligations	2,034	3,839
Money market	1,944	1,951
Other debt securities	363	—
Total investment securities	$52,466	$65,324

Premises and Equipment. Our premises and equipment totaled $38.6 million at June 30, 2007, an increase of $6.6 million, or 20.6%, from $32.0 million at December 31, 2006. This increase was primarily due to land purchased for future branch locations and the completion of leasehold improvements in our new corporate office during 2007.

Goodwill. Our goodwill totaled $18.8 million at June 30, 2007 compared to $18.9 million at December 31, 2006. This decrease was due to an adjustment made in finalization of the purchase price allocation related to the acquisition of Choice Bank in 2006. In addition, the acquisition of Choice Bank resulted in a core deposit intangible which, as of June 30, 2007 amounted to $1.0 million compared to $1.1 million at December 31, 2006.

Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash and due from banks and federal funds sold), totaled $28.0 million at June 30, 2007, a decrease of $7.4 million, or 21.0% from $35.5 million at December 31, 2006. Our focus for the past several years has been to maintain sufficient liquidity not only to satisfy daily operational cash flow needs as they arise from our deposit and administrative activities, but also to allow for adequate loan funding needs as they arise. We generally attempt to limit our cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans, securities or federal funds sold.

Deposits. Total deposits were $1.2 billion at June 30, 2007, an increase of $259.0 million, or 26.3% from December 31, 2006. An increase in interest-bearing deposits was the primary reason for the increase in our deposits during the first quarter of 2007. Interest bearing checking accounts increased $81.0 million, or 18.6%, to $515.9 million at June 30, 2007 from $434.9 million at December 31, 2006. Time deposits also increased $158.9 million, or 43.9% to $521.1 million at June 30, 2007 from $362.1 million at December 31, 2006. These increases were driven by higher rates offered on our deposits and an increased focus on generating deposits from our existing customers. We also believe our deposit gathering efforts benefited from the establishment and maturation of our branch network.

Borrowings. At June 30, 2007, we had $71.6 million in advances from the FHLB, $56.6 million of which were classified as long term borrowings and $15.0 million of which were classified as short term borrowings. Total borrowings from the FHLB have increased $13.6 million, or 23.4%, to $71.6 million at June 30, 2007 from $58.0 million at December 31, 2006. As competition for deposits continues to increase, we anticipate further reliance on FHLB borrowings to supplement the funding of our asset growth. As of June 30, 2007, our remaining borrowing capacity at the FHLB was $19.2 million.

On June 25, 2007, the Company received $20 million in financing pursuant to a 90-day non-revolving term loan. The proceeds of the loan were contributed to Silver State Bank and Choice Bank as capital, thus allowing them to be deemed "well capitalized' for regulatory purposes at June 30, 2007 without any reduction in assets. Both Silver State Bank and Choice Bank were considered "adequately capitalized" at March 31, 2007, resulting in increased deposit insurance premiums. However, because the Company completed the $20 million financing, the Company believes the impact of the increased deposit assessment due to the two banks being "adequately capitalized" at March 31, 2007 will be limited to only one fiscal quarter. On July 27, 2007 this $20 million term loan was paid off in full using proceeds from our initial registered public offering and trust preferred issuance, which were completed during July 2007.

Junior Subordinated Debt. We had $38.7 million of junior subordinated debentures outstanding at June 30, 2007 and December 31, 2006. Our junior subordinated debt, which is issued to our statutory trust subsidiaries that in turn issue trust preferred securities, is considered long term borrowing for financial reporting purposes but is included as a component of regulatory capital, subject to limitations.

Stockholders' Equity. Stockholders' equity increased $12.1 million, or 11.4%, to $118.8 million at June 30, 2007 from $106.6 million at December 31, 2006. The increase is primarily the result of $11.8 million in net income from operations coupled with stock option exercises.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005.

Assets. Our total assets increased $403.2 million, or 50%, to $1.2 billion at December 31, 2006 as compared to $806.3 million at December 31, 2005. This increase was due primarily to internally generated loan growth at Silver State Bank. Total assets also increased $138.1 million during 2006 as a result of our acquisition of Choice Bank, which closed on September 5, 2006. Choice Bank's total assets as of December 31, 2006 were $165.3 million. Our overall growth was supported by a private placement of common stock in the second quarter of 2006 resulting in net proceeds of $10.7 million and the issuance of $20.6 million of junior subordinated debt in the second half of 2006.

Loans. Total loans were $1.0 billion at December 31, 2006, an increase of $369.5 million, or 57.2%, from $646.2 million on December 31, 2005. Construction and land loans made up a majority of the increase in our loans in 2006. Commercial real estate and commercial and industrial loans also increased. This growth was due in part to the addition of key loan officers in 2005 and 2006. Total loans acquired as a result of the Choice Bank acquisition were $98.3 million, primarily consisting of one- to four-family family residential loans and residential construction loans. Total loans at Choice Bank as of December 31, 2006 were $123.6 million.

The allowance for loan losses was 1.10% of gross loans at December 31, 2006 compared to 1.29% at December 31, 2005. The decrease in the percentage of allowance for loan losses to gross loans is primarily due to a change in the nature and composition of the allowance as a result of the company's Arizona operation and a decrease in nonperforming loans. Net loan charge-offs were $598,000 for 2006. We had $132,000 in total non-performing loans at December 31, 2006 compared to $1.2 million at December 31, 2005.

Securities. Our investment portfolio consists mainly of AAA rated US government agency securities. Our securities are all classified as "available-for-sale" and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders' equity.

At December 31, 2006 securities totaled $65.3 million, a decrease of $7.9 million, or 10.8%, from $73.2 million on December 31, 2005. The decrease in our securities portfolio was primarily due to strong demand for our loan products, which have a higher yield than investment securities. At December 31, 2006, most of our securities had a contractual maturity date of five years or less. These medium to short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

Premises and Equipment. Our premises and equipment totaled $32.0 million at December 31, 2006, an increase of $12.0 million, or 60.3%, from $20.0 million at December 31, 2005. This increase was primarily due to the completion of our new administrative facility during 2006, the opening of one new branch and the property and equipment obtained in the acquisition of Choice Bank.

Goodwill. Our goodwill totaled $18.9 million at December 31, 2006 compared to no goodwill or other intangible assets at December 31, 2005. The goodwill at year-end 2006 represents the primary intangible asset arising from the acquisition of Choice Bank.

Cash and Cash Equivalents. Cash and cash equivalents totaled $35.5 million at December 31, 2006, a decrease of $14.3 million, or 28.7%, from $49.8 million at December 31, 2005. The decrease in cash and cash equivalents was primarily due to the acquisition of Choice Bank. We completed the acquisition of Choice Bank on September 5, 2006. The purchase price for this transaction, including fair value of replacement stock options and acquisition costs, was $31.6 million. The cash consideration paid to Choice Bank stockholders was $28.7 million. No stock consideration was paid other than the replacement stock options. Our focus for the past several years has been to maintain sufficient liquidity not only to satisfy daily operational cash flow needs as they arise from our deposit and administrative activities, but also to allow for adequate loan funding needs as they arise. We generally attempt to limit our cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans, securities or federal funds sold. See "—Liquidity and Capital Resources."

Deposits. Total deposits were $986.3 million at December 31, 2006, an increase of $340.8 million or 52.8% from December 31, 2005. An increase in interest-bearing deposits was the primary reason for the increase in our deposits during 2006. Interest-bearing checking accounts increased $141.2 million, or 48.08%, to $434.9 million at December 31, 2006 from $293.7 million at December 31, 2005. Time deposits also increased $203.9 million, or 128.9%, to $362.1 million at December 31, 2006 from $158.2 million at December 31, 2005. These increases were driven by higher rates offered on our deposits and an increased focus on generating deposits from our existing customers. We also believe our deposit gathering efforts benefited from the establishment and maturation of our branch network. Total deposits also increased $103.5 million as a result of the Choice Bank acquisition. Total deposits at Choice Bank on December 31, 2006 were $129.4 million.

Borrowings. At December 31, 2006, we had $58.0 million in advances from the FHLB, $50.0 million of which were classified as long term borrowings and $8.0 million of which were classified as short term borrowings. Total borrowings from the FHLB have increased $4.0 million, or 7.41%, to $58.0 million at December 31, 2006 from $54.0 million at December 31, 2005.

Junior Subordinated Debt. We had $38.7 million of junior subordinated debentures outstanding at December 31, 2006 compared to $18.0 million at December 31, 2005. Our junior subordinated debt, which is issued to our statutory trust subsidiaries that in turn issue trust preferred securities, is considered long term borrowing for financial reporting purposes but is included as a component of regulatory capital, subject to limitations. During 2006, we completed two issuances of junior subordinated debentures.

On August 25, 2006, we issued $20.6 million of junior subordinated debt securities to Silver State Capital Trust IV, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.60%, for an effective rate of 6.96%, as of December 31, 2006, with principal due at maturity in 2036. The proceeds of this issuance were used to fund a portion of the cash consideration paid to acquire Choice Bank, which closed on September 5, 2006.

On December 5, 2006, we issued $7.7 million of junior subordinated debt securities to Silver State Capital Trust V, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.62%, for an effective rate of 6.98%, as of December 31, 2006, with principal due at maturity in 2037. We used the proceeds raised in this issuance to redeem all $7.7 million of our junior subordinated debt securities issued to Silver State Capital Trust I on November 28, 2001, which had semi-annual interest payments equal to 6-month LIBOR plus 3.75%.

Stockholders' Equity. Stockholders' equity increased $42.9 million, or 67.35%, to $106.6 million at December 31, 2006 from $63.7 million at December 31, 2005. The increase in stockholders' equity is primarily the result of $20.9 million of net income from operations, the issuance of $10.7 million of common stock to investors in a private placement, the exercise of stock options for approximately $8.1 million and $2.8 million of replacement stock options granted as a result of the Choice Bank acquisition.

Analysis of Net Interest Income

Net interest income represents the difference between the interest income we earn on our interest-earning assets, such as loans and investment securities, and the expense we pay on interest-bearing liabilities, such as deposits and borrowed funds. Net interest income depends on our volume of interest-earning assets and interest-bearing liabilities and the interest rates we earned or paid on them.

Average Balance Sheet. The following tables presents certain information regarding our financial condition and net interest income for the six month periods ended June 30, 2007 and 2006, and the years ended 2006, 2005 and 2004. The tables presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields.

	For the Six Months Ended June 30,					
	2007			2006		
	Average Balance	Interest	Average Yield/ Cost[5]	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets						
Investment securities-taxable	$ 57,099	$ 1,327	4.69%	$ 76,069	$ 1,316	3.49%
Federal funds sold and other	18,637	470	5.09	22,794	524	4.64
Loans[1][2]	1,208,934	61,844	10.32	725,531	36,886	10.25
FHLB stock	4,201	99	4.75	2,811	66	4.73
Total earning assets	1,288,871	63,740	9.97%	827,205	38,792	9.46%
Non-interest earning assets						
Cash and due from banks	17,968			17,072		
Allowance for loan losses	(12,389)			(8,832)		
Other assets	68,488			33,143		
Total assets	$1,362,938			$868,588		
Interest-bearing liabilities						
Interest checking	$ 18,676	$ 101	1.09%	$ 18,796	$ 72	0.77%
Savings and money market	494,714	11,537	4.70	322,550	6,220	3.89
Time deposits	445,118	11,842	5.36	196,037	4,357	4.48
Total interest-bearing deposits	958,508	23,480	4.94	537,383	10,649	4.00
Short-term borrowings	23,968	657	5.53	21,155	459	4.38
Long-term debt	52,971	1,214	4.62	44,304	927	4.22
Junior subordinated debt	38,661	1,355	7.07	18,042	723	8.08
Total interest-bearing liabilities	1,074,108	26,706	5.01%	620,884	12,758	4.14%
Non-interest bearing liabilities						
Non-interest bearing demand deposits	166,499			168,904		
Other liabilities	9,076			3,479		
Stockholders' equity	113,255			75,321		
Total liabilities and stockholders' equity	$1,362,938			$868,588		
Net interest rate spread[3]			4.96%			5.32%
Net interest income/net interest margin[4]		$37,034	5.79%		$26,034	6.35%
Total interest-earning assets to interest-bearing liabilities	119.99%			133.23%		

(1) Net loan fees of $5.8 million and $4.2 million are included in the yield computation for the six months ended 2007 and 2006, respectively.

(2) Non-accrual loans have been included in average loan balances.

(3) Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest bearing liabilities.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

(5) Annualized.

	For the Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earnings assets									
Investment securities-taxable	$ 76,505	$ 3,034	3.97%	$ 86,342	$ 2,614	3.03%	$ 74,088	$ 1,676	2.26%
Federal funds sold and other	26,993	1,349	5.00	29,123	926	3.18	25,002	296	1.18
Loans(1)(2)	821,733	85,378	10.39	590,799	53,434	9.04	436,961	31,804	7.28
FHLB stock	3,019	145	4.80	2,645	112	4.23	2,481	97	3.91
Total earning assets	928,250	89,906	9.69%	708,909	57,086	8.05%	538,532	33,873	6.29%
Non-interest earning assets									
Cash and due from banks	17,056			19,023			17,073		
Allowance for loan losses	(9,569)			(7,039)			(5,296)		
Other assets	44,550			26,165			21,641		
Total assets	$980,287			$747,058			$571,950		
Interest-bearing liabilities									
Interest checking	$ 18,658	$ 173	0.93%	$ 17,998	$ 132	0.73%	$ 14,790	$ 39	0.26%
Savings and money market	350,549	15,197	4.34	317,416	9,609	3.03	190,451	3,233	1.70
Time deposits	257,414	12,599	4.89	104,668	2,993	2.86	120,708	2,901	2.40
Total interest-bearing deposits	626,621	27,969	4.46	440,082	12,734	2.89	325,949	6,173	1.89
Short-term borrowings	19,392	898	4.63	18,886	600	3.18	16,104	324	2.01
Long-term debt	47,175	1,813	3.84	40,375	1,304	3.23	35,470	953	2.69
Junior subordinated debt	25,393	1,876	7.39	18,042	1,123	6.22	16,792	894	5.32
Total interest-bearing liabilities	718,581	32,556	4.53	517,385	15,761	3.05	394,315	8,344	2.12
Non interest-bearing liabilities									
Non interest-bearing demand deposits	168,860			173,622			138,012		
Other liabilities	4,830			3,341			2,644		
Stockholders' equity	88,016			52,710			36,979		
Total liabilities and stockholders' equity	$980,287			$747,058			$571,950		
Net interest rate spread(3)			5.16%			5.00%			4.17%
Net interest income/net interest margin(4)		$57,350	6.18%		$41,325	5.83%		$25,529	4.74%
Total interest-earning assets to interest-bearing liabilities	129.18%			137.02%			136.57%		

(1) Net loan fees of $8.7 million, $7.3 million and $4.7 million are included in the yield computation for 2006, 2005, and 2004, respectively.

(2) Non-accrual loans have been included in average loan balances.

(3) Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(4) Net interest margin in computed by dividing net interest income by total average earning assets.

Rate/Volume Analysis. The following table presents the extent to which the changes in interest rates and the changes in volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

- changes attributable to changes in volume (changes in volume multiplied by prior rate);
- changes attributable to changes in rate (changes in rate multiplied by prior volume); and
- the net change.

	For the Six Months Ended June 30, 2007 v. 2006 Increase (Decrease) Due to Changes in[1]			For the Years Ended December 31, 2006 v. 2005 Increase (Decrease) Due to Changes in[1]			For the Years Ended December 31, 2005 v. 2004 Increase (Decrease) Due to Changes in[1]		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)								
Interest on securities, taxable	$ (441)	$ 452	$ 11	$ (390)	$ 810	$ 420	$ 371	$ 567	$ 938
Federal funds sold and other	(105)	51	(54)	(106)	529	423	131	499	630
Loans	24,706	252	24,958	23,994	7,950	31,944	13,914	7,716	21,630
FHLB stock	33	—	33	18	15	33	7	8	15
Total interest income	24,193	755	24,948	23,516	9,304	32,820	14,423	8,790	23,213
Interest expense:									
Interest checking	(1)	30	29	6	35	41	24	69	93
Savings and money market	4,015	1,302	5,317	1,436	4,152	5,588	3,844	2,532	6,376
Time deposits	6,627	858	7,485	7,476	2,130	9,606	(459)	551	92
Short-term borrowings	77	121	198	23	275	298	88	188	276
Long-term debt	199	88	287	261	248	509	158	193	351
Junior subordinated debt	723	(91)	632	543	210	753	78	151	229
Total interest expense	11,640	2,308	13,948	9,745	7,050	16,795	3,733	3,684	7,417
Net increase	$12,553	$(1,553)	$11,000	$13,771	$2,254	$16,025	$10,690	$5,106	$15,796

(1) Changes due to both volume and rate have been allocated to volume changes.

Comparison of Operating Results for the Six Months ended June 30, 2007 and 2006

Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of non-interest income, consisting primarily of income from the gain on sale of loans, loan servicing fees, and banking service fees. Other factors contributing to our results of operations include our provisions for loan losses, income taxes, and the level of our non-interest expenses, such as compensation and benefits, occupancy and equipment costs, and other miscellaneous operating expenses.

General. Net income for the six months ended June 30, 2007 increased 23.0% over the corresponding period in 2006, which is due to an increase in net interest income of $11.0 million and an increase in non-interest income of $2.2 million, offset by an increase of $2.0 million to the provision for loan losses and $7.2 million in non-interest expenses. The increase in net interest income for the six month period ended June 30, 2007 over the corresponding period ended June 30, 2006 was primarily the result of an increase in the volume of interest-earning assets, primarily loans.

Interest and Dividend Income. Total interest and dividend income increased $24.9 million, or 64.3%, to $63.7 million for the six months ended June 30, 2007 from $38.8 million for the corresponding period in 2006. These increases are primarily attributable to an increase in the average volume of earning assets, primarily loans. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios.

Interest Expense. Total interest expense increased $13.9 million, or 109.3%, to $26.7 million for the six months ended June 30, 2007 from $12.8 million for the corresponding period in 2006. The increase primarily reflects an increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. In particular, the average balance of our time deposits, one of our highest cost sources of funds, more than doubled reflecting our competitive pricing during the period. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased substantially for the first six months of 2007 compared to the corresponding period in 2006. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as a significant increase in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations.

Net Interest Income. Net interest income for the six months ended June 30, 2007 increased 42.3% over the corresponding period in 2006. This was due to an increase in interest income of $24.9 million, reflecting the effect of an increase of $461.7 million in average interest-bearing assets which was funded with an increase of $418.7 million in average deposits which includes a decrease of $2.4 million in average non-interest bearing deposits.

The average yield on our interest-earning assets was 9.97% for the six months ended June 30, 2007 compared to 9.46% for the corresponding period in 2006. The increase in the yield on our interest-earning assets is a result of an increase in market rates, re-pricing on our adjustable rate loans, and new loans originated with higher interest rates because of the higher interest rate environment. Also, loans, which typically yield more than our other interest-bearing assets, increased as a percent of total interest-bearing assets from 87.7% for the six months ended June 30, 2006 to 93.8% for the corresponding period in 2007.

The cost of our average interest-bearing liabilities increased to 5.01% in the six months ended June 30, 2007 from 4.14% in the six months ended June 30, 2006 , which is a result of higher rates paid on deposit accounts and borrowings.

The net interest margin was 5.79% for the six months ended June 30, 2007 compared to 6.35% for the corresponding period in 2006. A further compression of our net interest margin is expected to continue for the balance of 2007 from increased funding costs due to significant increased competition for deposits and loans.

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

Our provision for loan losses was $3.2 million for the six months ended June 30, 2007 compared to $1.2 million for the corresponding period in 2006. Factors that impact the provision for loan losses are net charge-offs or recoveries, changes in the size of the loan portfolio, and the recognition of changes in current risk factors. The increase in the provision for loan losses for the six months ended June 30, 2007 primarily reflects the overall growth of our loan portfolio and the recognition that this growth is primarily due to the increase in construction and land loans which are the riskier segments of our portfolio.

The ratio of non-performing loans to total loans was 0.01% at June 30, 2007 and at December 31, 2006. The ratio of the allowance for loan losses to non-performing loans was 12,045.4% at June 30, 2007 compared with 8,484.8% at December 31, 2006. The ratio of the allowance for loan losses to total loans was 1.09% at June 30, 2007 compared with 1.10% at December 31, 2006. Non-performing loans decreased slightly to $119,000 at June 30, 2007 from $132,000 at December 31, 2006.

Other Income. We earn non-interest income primarily through gains on sales of loans, fees related to services provided to deposit customers, fees related to services provided to current and potential loan customers.

The following table presents the major categories of non-interest income.

	For the Six Months Ended June 30		
	2007	2006	Increase
	(In thousands)		
Gain on sale of loans	$3,033	$1,870	$1,163
Service charges	420	343	77
Investment securities gains, net	31	(3)	34
Loan servicing fees, net of amortization	250	49	201
Gain (loss) on disposal of other assets	(16)	(43)	27
Other	830	85	745
Total non-interest income	$4,548	$2,301	$2,247

The $2.2 million, or 97.7% increase in non-interest income from the six months ended June 30, 2006 to the six months ended June 30, 2007 was due primarily to the increase in the gain on sales of loans, primarily due to our SBA production loan activity.

Non-Interest Expense. The following table presents the major categories of non-interest expense.

	For the Six Months Ended June 30,		
	2007	2006	Increase (Decrease)
	(In thousands)		
Salaries and employee benefits	$12,244	$ 7,756	$4,488
Occupancy	1,568	1,085	483
Depreciation & amortization	1,205	509	696
Professional fees	1,314	755	559
Advertising, public relations and business development	451	394	57
Loss on other real estate owned	182	—	182
Customer service expense	187	223	(36)
Data processing	90	200	(110)
Insurance	621	132	489
Directors expense	50	54	(4)
Dues and memberships	74	86	(12)
Other	1,608	1,192	416
Total non-interest expense	$19,594	$12,386	$7,208

Non-interest expense grew $7.2 million from the six months ended June 30, 2006 to the corresponding period in 2007. The increase is attributable to our overall growth, and specifically to the opening of new branches and hiring of new loan officers and other employees. At June 30, 2007, we had 310 full-time equivalent employees compared to 189 at June 30, 2006. We recognized $223,000 of stock based compensation expense pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123R, Share Based Payment for the six months ended June 30, 2007 compared to $90,000 for the corresponding period in 2006. Occupancy and depreciation expense increased $1.2 million from the six months ended June 30, 2006 to the corresponding period in 2007 as a result of additional property and fixed assets relating to our new branch offices opened since June 30, 2006 and our new administrative center. Professional fees increased by $559,000 from the six months ended June 30, 2006 to the corresponding period in 2007 due to the increase in the size and complexity of our company and increased compliance and regulatory costs. Insurance expense increased by $489,000 for the six month period ended June 30, 2006 to the corresponding period in 2007 due primarily to an increase in FDIC deposit insurance assessments. At March 31, 2007, both Silver State Bank and Choice Bank were deemed to be adequately capitalized, resulting in increased deposit insurance premiums. On June 25, 2007, the Company received $20 million in financing pursuant to a 90-day non-revolving term loan. The proceeds of the loan were contributed to Silver State Bank and Choice Bank as capital, thus allowing them to be deemed "well capitalized" for regulatory purposes at June 30, 2007 without any reduction in assets. Because the Company completed the $20 million financing, the Company believes the impact of the increased deposit assessment due to the two banks being "adequately capitalized" at March 31, 2007 will be limited to only one fiscal quarter.

Income Taxes. Income tax expense increased $1.8 million, or 35.6%, to $7.0 million for the six months ended June 30, 2007 from $5.2 million for the six months ended June 30, 2006. Our effective federal income tax rate was 37.5% for the six months ended June 30, 2007, compared to 35.2% for the six months ended June 30, 2006. The increase in our effective tax rate is due primarily to increasing state income tax apportionment as a result of the Arizona operation and an increase in certain nondeductible expenses, such as stock based compensation expense associated with incentive stock options as a result of our adoption of SFAS 123R on January 1, 2006.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

General. Net income was $20.9 million for the year ended December 31, 2006; an increase of $5.3 million, or 34.0%, compared with net income of $15.6 million for the year ended December 31, 2005. Basic and diluted earnings per common share were $1.58 and $1.52, respectively, for 2006 compared with basic and diluted earnings per share of $1.27 and $1.19, respectively, for 2005. For the year ended December 31, 2006 our return on average stockholders' equity was 23.7% compared with 29.6% for 2005. Our return on average assets was 2.1% for 2006 and 2005.

Interest and Dividend Income. Total interest and dividend income increased $32.8 million, or 57.44%, to $89.9 million at December 31, 2006 from $57.1 million at December 31, 2005. This increase is attributable to an increase in the average volume of earning assets, primarily loans, and an increase in average yields on those assets. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios. These portfolios all experienced significant increases in the average yield reflecting the overall higher interest rate environment that prevailed during 2006 compared to 2005. In addition, we also added residential mortgage loans as a result of our acquisition of Choice Bank, which had a positive impact on interest income for the year. Interest income on investment securities and federal funds sold also increased reflecting higher average yields on these portfolios due to the higher interest rate environment.

Interest Expense. Total interest expense increased $16.8 million, or 106.33%, to $32.6 million at December 31, 2006 from $15.8 million at December 31, 2005. The increase primarily reflects an increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. In particular, the average balance of our time deposits, one of our highest cost sources of funds, more than doubled reflecting our competitive pricing. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased substantially during 2006. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as a more modest increase in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations. Consistent with our deposits, the average cost of funds for these borrowings also increased in the higher interest rate environment.

Net Interest Income. Net interest income increased $16.1 million, or 38.98%, to $57.4 million at December 31, 2006 from $41.3 million at December 31, 2005. The increase in net interest income was due to the overall growth in our balance sheet and improved net interest margin. The net interest margin for the year ended December 31, 2006 was 6.2% compared to 5.8% at December 31, 2005. Our net interest margin is expected to be adversely affected in the future by increased funding costs due to significant increased competition for deposits and loans.

Provision for Loan Losses. Our provision for loan losses increased by $471,000, or 20.48%, to $2.8 million for the year ended December 31, 2006 compared with $2.3 million for the year ended December 31, 2005. Net charge-offs for the year ended December 31, 2006 were $598,000 compared with $87,000 for the year ended December 31, 2005. Our allowance for loan losses increased $2.9 million, or 34.94%, to $11.2 million at December 31, 2006 from $8.3 million at December 31, 2005. The increase in the allowance for loan losses primarily reflected the addition of the Choice Bank allowance for loan losses of $663,000 and the $2.8 million provision for loan losses as a result of our significant loan growth.

Non-performing loans decreased $1.1 million to $132,000 at December 31, 2006 from $1.2 million at December 31, 2005. The decline is a result of two non-accrual loans being paid off and one loan which was partially charged off. During the year one new loan was placed on non-accrual status, bringing the total number of loans on non-accrual status to three.

The ratio of non-performing loans to total loans was 0.01% at December 31, 2006 compared with 0.19% at December 31, 2005. The ratio of the allowance for loan losses to non-performing loans was 8,484.8% at December 31, 2006 compared with 683.2% at December 31, 2005. The ratio of the allowance for loan losses to total loans was 1.10% at December 31, 2006 compared with 1.29% at December 31, 2005.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although we use the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. See "—Critical Accounting Policies."

Other Income. Total non-interest income increased $1.1 million, or 22.9%, to $5.9 million for the year ended December 31, 2006 from $4.8 million for the year ended December 31, 2005. This increase is primarily attributable to an increase in gain on sales of loans. Proceeds from our loan sales totaled $84.1 million in 2006, compared to $55.3 million in 2005. Proceeds from our loan sales are primarily due to our SBA loan production activity. To a lesser extent, proceeds from our loan sales reflect sales of commercial real estate loans. The table below represents a break-down of our other income.

	For the Years Ended December 31,			For the Years Ended December 31,		
	2006	2005	Increase (Decrease)	2005	2004	Increase (Decrease)
			(In thousands)			
Gain on sale of loans	$4,168	$3,344	$ 824	$3,344	$2,667	$ 677
Service charges	759	941	(182)	941	1,078	(137)
Investment securities gains (losses), net	(6)	(6)	—	(6)	—	(6)
Loan servicing fees, net of amortization	176	58	118	58	308	(250)
Gain (loss) on disposal of other assets	(44)	(40)	(4)	(40)	22	(62)
Other	864	482	382	482	467	15
Total non-interest income	$5,917	$4,779	$1,138	$4,779	$4,542	$ 237

Non-Interest Expense. Non-interest expense increased $8.0 million, or 40.40%, to $27.8 million for the year ended December 31, 2006 from $19.8 million for the year ended December 31, 2005. The increase reflects our overall growth. Salaries and employee benefit costs increased $4.2 million as a result of additional employees and increased benefit costs. Our number of full time equivalent employees increased from 164 at December 31, 2005 to 268 at December 31, 2006. For the year ended December 31, 2006, we recognized $341,000 of stock based compensation expense pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123R, Share Based Payment. For the year ended December 31, 2005, we recorded $1.6 million of stock option expense as a result of our accelerating the vesting of 975,000 stock options. The stock option expense recorded in 2005 was pursuant to Accounting Principal Bulletin, or APB, Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Occupancy expense increased $639,000 as the result of additional property and fixed assets relating to our new branch offices and administrative center. Professional fees increased by $860,000 due to the increase in the size and complexity of our company and increased compliance and regulatory costs. Other non-interest expense increased $1.2 million from December 31, 2005 to $2.9 million for December 31, 2006. This increase, in general, is the result of the growth of the assets and operations of our two subsidiary banks. The table below sets forth the components of our non-interest expense.

	For the Years Ended December 31,			For the Years Ended December 31,		
	2006	2005	Increase (Decrease)	2005	2004	Increase (Decrease)
	(In thousands)					
Salaries and employee benefits	$17,176	$12,938	$4,238	$12,938	$ 8,821	$4,117
Occupancy	2,583	1,944	639	1,944	1,694	250
Depreciation & amortization	1,531	1,041	490	1,041	1,054	(13)
Professional fees	1,560	700	860	700	730	(30)
Advertising, public relations and business development	751	559	192	559	374	185
Customer service expense	378	201	177	201	164	37
Data processing	351	328	23	328	303	25
Insurance	296	246	50	246	276	(30)
Directors expense	131	126	5	126	117	9
Dues and memberships	146	83	63	83	94	(11)
Other	2,924	1,680	1,244	1,680	1,712	(32)
Total non-interest expense	$27,827	$19,846	$7,981	$19,846	$15,339	$4,507

Income Taxes. Income tax expense increased $3.4 million, or 40.96%, to $11.7 million for the year ended December 31, 2006 from $8.3 million for the year ended December 31, 2005. Our effective rate for 2006 was 36.0% as compared to 34.6% for the year ended December 31, 2005. The increase in our effective tax rate is due primarily to increasing state income tax apportionment as a result of the Arizona operation and an increase in certain nondeductible expenses, such as stock based compensation expense associated with incentive stock options as a result of our adoption of SFAS 123R on January 1, 2006.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

General. Net income was $15.6 million for the year ended December 31, 2005, an increase of $7.1 million, or 83.5%, compared with net income of $8.5 million for the year ended December 31, 2004. Basic and diluted earnings per common share were $1.27 and $1.19, respectively, for 2005 compared with basic and diluted earnings per share of $0.72 and $0.70, respectively, for 2004. For the year ended December 31, 2005 our return on average stockholders' equity was 29.6% compared with 23.0% for 2004. Our return on average assets for 2005 was 2.1% compared with 1.5% for 2004.

Interest and Dividend Income. Total interest and dividend income increased $23.2 million, or 68.4%, to $57.1 million at December 31, 2005 from $33.9 million at December 31, 2004. This increase is attributable to an increase in the average volume of earning assets, primarily loans, and an increase in the average yields on those assets. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans due primarily to additional loan officers and higher legal lending limits. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios. These portfolios all experienced significant increases in average yield as interest rates increased during 2005.

Interest Expense. Total interest expense increased $7.5 million, or 90.4%, to $15.8 million at December 31, 2005 from $8.3 million at December 31, 2004. The increase is a direct result of an overall increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased significantly during 2005. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as more modest increases in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations. Consistent with our deposits, the average cost of funds for these borrowings also increased in the higher interest rate environment.

Net Interest Income. Net interest income increased $15.8 million, or 62.0%, to $41.3 million at December 31, 2005 from $25.5 million at December 31, 2004. The increase in net interest income was due to the overall increase in our balance sheet and in our net interest margin. The net interest margin for the year ended December 31, 2005 was 5.8% compared to 4.7% at December 31, 2004. This increase reflects the impact of the rising interest rate environment, which increased our average yields more significantly than our average cost of funds as our interest-earning assets generally repriced more quickly than our interest-bearing liabilities.

Provision for Loan Losses. Our provision for loan losses increased by $600,000, or 35.3%, to $2.3 million for the year ended December 31, 2005 compared with $1.7 million for the year ended December 31, 2004. Net charge-offs for the year ended December 31, 2005 were $87,000 compared with $467,000 for the year ended December 31, 2004. Our allowance for loan losses increased $2.2 million, or 36.1%, to $8.3 million at December 31, 2005 from $6.1 million at December 31, 2004. This increase is primarily attributed to our loan growth and, to a lesser extent, the increase in our non-performing loans.

Non-performing loans increased $743,000 to $1.2 million at December 31, 2005 from $474,000 at December 31, 2004.

The ratio of non-performing loans to total loans was .19% at December 31, 2005 compared with .09% at December 31, 2004. The ratio of the allowance for loan losses to non-performing loans was 683.2% at December 31, 2005 compared with 1,276.6% at December 31, 2004. The ratio of the allowance for loan losses to total loans was 1.29% at December 31, 2005 compared with 1.16% at December 31, 2004. The increase in this ratio is primarily attributed to an increase in non-performing loans at December 31, 2005.

Other Income. Total non-interest income increased $237,000, or 5.2%, to $4.8 million for the year ended December 31, 2005. This increase is primarily attributable to an increase in gain on sale of loans. Proceeds from our loan sales totaled $55.3 million in 2005, compared to $37.8 million in 2004. Proceeds from our loan sales are primarily due to our SBA loan production activities. To a lesser extent, proceeds from our loan sales reflect sales of commercial real estate loans.

Non-Interest Expense. Non-interest expense increased $4.5 million, or 29.4%, to $19.8 million for the year ended December 31, 2005 from $15.3 million for the year ended December 31, 2004, generally reflecting the overall growth of our company. Salaries and employee benefit costs increased $4.1 million as a result of additional employees and increased benefit costs. Our number of full time equivalent employees increased from 131 at December 31, 2004 to 164 at December 31, 2005. In December of 2005, we accelerated the vesting of 975,000 stock options. As a result of this action, we recognized stock option expense of $1.6 million in 2005.

Income Taxes. Income tax expense increased $3.8 million, or 84.4%, to $8.3 million for the year ended December 31, 2005 from $4.5 million for the year ended December 31, 2004. Our effective tax rate for 2005 was 34.6% as compared to 34.4% for the year ended December 31, 2004.

Liquidity and Capital Resources

The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. Our primary sources of funds are cash received from scheduled amortization and prepayments of loans, new deposits, borrowed funds, maturities and calls of investment securities and funds provided by our operations. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to twenty times the amount of FHLB stock owned.

Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

We experienced an increase in deposits of $237.3 million (excluding $103.5 million in deposits obtained through the Choice Bank acquisition) during the year ended December 31, 2006 compared with a net increase of $73.1 million during the year ended December 31, 2005. Deposit flows are affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets and other factors. At December 31, 2006, there were $337.7 million in time deposits scheduled to mature within one year. Based on our historical experience and competitive pricing practices, we expect to be able to retain or replace a substantial portion of these maturing deposits.

We experienced an increase in deposits of $259.0 million during the six months ended June 30, 2007 compared with a net increase of $120.3 million during the six months ended June 30, 2006. Deposit flows are affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets and other factors.

For the year ended December 31, 2006, we experienced a net decrease in other borrowed funds, federal funds purchased and securities sold under repurchase agreements of $4.5 million dollars, compared to a net increase of $12.1 million dollars during 2005. The net decrease in 2006 reflects our ability to fund our asset growth primarily through deposits. Borrowed funds increased to $96.7 million from $72.0 million for 2005. The increase in borrowed funds during 2005 was primarily due to our funding a portion of the cash consideration for the acquisition of Choice Bank.

For the six months ended June 30, 2007, we experienced a net increase in other borrowed funds, federal funds purchased and securities sold under repurchase agreements of approximately $23.1 million, compared to a net decrease of $4.8 million during the six months ended June 30, 2006. The net decrease in the first six months of 2006 reflects our ability to fund our asset growth primarily through deposits. Borrowed funds increased to $130.3 million at June 30, 2007 from $96.7 million at December 31, 2006. The increase in borrowed funds helped to continue to fund our asset growth.

Our primary use of funds is for the origination of construction and land loans, commercial loans and commercial real estate loans. Our net increase in total loans was $272.1 million (excluding $98.3 million in gross loans obtained as a result of the Choice Bank acquisition) during the year ended December 31, 2006 compared with $124.7 million during the year ended December 31, 2005. Our net increase in total loans was $295.4 million during the six months ended June 30, 2007 compared with $122.6 million during the six months ended June 30, 2006. The increase in net loans for 2006 reflected the overall increase in demand for commercial loans in the markets in which we operate.

Our net increase in total loans was $295.4 million during the six months ended June 30, 2007 compared with $122.6 million during the six months ended June 30, 2006. The increase in net loans for the first six months of 2007 reflected the overall increase in demand for commercial loans in the markets in which we operate.

Cash flow from our investment activities included purchases of securities for our investment portfolio during the year ended December 31, 2006 which were $91.3 million compared with $97.7 million during the year ended December 31, 2005. The decrease in purchases of securities reflected the strong demand for our loan products, which are higher yielding interest-earning assets. The proceeds from maturing of securities available for sale were $60.2 million during the year ended December 31, 2006 compared with $35.7 million during the year ended December 31, 2005. The proceeds from sale of securities available for sale were $44.0 million during the year ended December 31, 2006 compared with $40.2 million during the year ended December 31, 2005.

Cash flow from our investment activities included purchases of securities for our investment portfolio during the six months ended June 30, 2007 which were $18.4 million, compared with $67.6 million during the six months ended June 30, 2006. The decrease in purchase of securities reflected the strong demand for our loan products, which are higher yielding interest-earning assets. The proceeds from the maturity of securities available for sale were $26.9 million during the six months ended June 30, 2007 compared with $44.3 million during the six months ended June 30, 2006. The proceeds from sale of securities available for sale were $4.3 million during the six months ended June 30, 2007 compared with $19.1 million during the six months ended June 30, 2006.

In 2006, our primary source of liquidity at the holding company level was the issuance of $10.7 million of common stock to investors in a private placement and the issuance of junior subordinated debt. On August 25, 2006 we issued $20.6 million of junior subordinated debt securities to Silver State Capital Trust IV, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.60%, for an effective rate of 6.96%, as of December 31, 2006, with principal due at maturity in 2036. The proceeds of this offering were used to fund a portion of the cash consideration of the purchase price for the acquisition of Choice Bank, which closed on September 5, 2006.

On December 5, 2006 we issued $7.7 million of junior subordinated debt securities to Silver State Capital Trust V, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.62%, for an effective rate of 6.98%, as of December 31, 2006, with principal due at maturity in 2037. We used the proceeds raised in this offering to redeem all $7.7 million of our junior subordinated debt securities issued to Silver State Capital Trust I on November 28, 2001, which had semi-annual interest payments equal to 6-month LIBOR plus 3.75%.

Other sources of liquidity for Silver State Bancorp may include dividend payments from our subsidiary banks. During 2005 and 2006, and the first six months of 2007, Silver State Bancorp did not receive any capital distributions from its subsidiary banks. Applicable federal and state law may limit the amount of capital distributions our bank subsidiaries may make.

At December 31, 2006, we exceeded all regulatory capital requirements and are considered to be "well-capitalized" with a total capital to risk weighted assets of 11.6%, Tier 1 capital to risk weighted assets of 10.5% and a Tier 1 capital to average assets, or leverage, ratio of 10.5%.

On June 25, 2007, the Company received $20 million in financing pursuant to a 90-day non-revolving term loan. The proceeds of the loan were contributed to Silver State Bank and Choice Bank as capital, thus allowing them to be deemed "well capitalized" for regulatory purposes at June 30, 2007 without any reduction in assets. Both Silver State Bank and Choice Bank were considered "adequately capitalized" at March 31, 2007, resulting in increased deposit insurance premiums. However, because the Company completed the $20 million financing, the Company believes the impact of the increased deposit assessment due to the two banks being "adequately capitalized" at March 31, 2007 will be limited to only one fiscal quarter.

Although the $20 million financing allowed the two banks to be "well capitalized" as of June 30, 2007, it did not increase the Company's consolidated capital or affect the Company's capital status as a bank holding company. As a result of the Company's continued growth, at June 30, 2007, the Company as a bank holding company was deemed to be "adequately capitalized" pursuant to regulatory capital definitions with a total capital to risk weighted assets of 9.9%, Tier 1 capital to risk weighted assets of 9.0% and a Tier 1 capital to average assets, or leverage, ratio of 9.6%. On July 23, 2007 we completed our initial registered public offering of common stock raising approximately $25.8 million of net proceeds or $30.0 million of net proceeds if the over allotment is exercised in full by the underwriters. On July 24, 2007, the company issued $30 million of trust preferred securities, in a private placement, similar to our previous trust preferred securities issuances. The Company expects the proceeds from the issuance to count as capital for regulatory capital purposes. The issuance was part of a pooled offering involving other participating issuers, and was made pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. As a result of the issuance of trust preferred securities and the closing of the initial registered public offering, the Company will again be classified as well capitalized for regulatory purposes.

Critical Accounting Policies

Note 1 to our consolidated financial statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses and asset impairment judgments, including other than temporary declines in the value of our securities, involve a high degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, trends in volume and terms of loans, collateral value, changes in loan policies, national and local market economic trends, size and complexity of credits, credit concentrations, peer group comparisons and other considerations. This information is then analyzed to determine "estimated loss factors" which, in turn, is assigned to each loan category. We also closely evaluate each credit graded "watch list/special mention" and below to individually assess the appropriate specific loan loss reserve on such credits. In addition to ongoing internal loan review monitoring and risk assessment, management utilizes independent loan review firms to review our loan underwriting and credit administration practices, which also assists management with determining the appropriateness of our allowance for loan losses.

Our primary lending emphasis is commercial real estate loans, construction loans and land acquisition and development loans for both residential and commercial projects. As a result of our lending practices, we also have a concentration of loans secured by real property located in Nevada. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are increases in interest rates, a decline in the economy, generally, and a decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an acceptable level given current economic conditions, interest rates and the composition of our portfolio.

The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are made on both a specific and general basis. Specific allowances are provided on impaired credits pursuant to SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The general component of the allowance for loan losses is based on historical loss experience and adjusted for qualitative and environmental factors pursuant to SFAS No. 5 "Accounting for Contingencies" and other related regulatory guidance. At least annually, we review the assumptions and formulas related to our general valuation allowances in an effort to update and to refine our allowance for loan losses in light of the various factors described above.

We consider the ratio of the allowance for loan losses to total loans at December 31, 2006 and June 30, 2007, given the primary emphasis and current market conditions, to be at an acceptable level. Furthermore, the increase in the allowance for loan losses during 2006 and the first three months of 2007 reflected the growth in the loan portfolio, the low levels of loan charge-offs, the stability in the real estate market and the resulting stability in our overall loan quality.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

Asset Impairment Judgments. Certain of our assets are carried in our consolidated statements of financial condition at fair value or at the lower of cost or fair value. Valuation allowances are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of various assets. In addition to our impairment analyses related to loans discussed above, another significant impairment analysis relates to the value of other than temporary declines in the value of our securities.

Our available for sale portfolio is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income in stockholders' equity. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary. If such decline is deemed other than temporary, we would adjust the carrying amount of the security by writing down the security to fair market value through a charge to current period operations. The market values of our securities are significantly affected by changes in interest rates. In general, as interest rates rise, the market value of fixed-rate securities will decrease; as interest rates fall, the market value of fixed-rate securities will increase. With significant changes in interest rates, we evaluate our intent and ability to hold the security for a sufficient time to recover the recorded principal balance. Estimated fair values for securities are based on published or securities dealers' market values.

Valuation of Servicing Rights. We generally retain the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. We generally receive a standard fee for providing this servicing function. The cost allocated to the servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying balance sheets.

Servicing rights are periodically evaluated for impairment. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. As of December 31, 2006, we had total servicing rights of $705,000. As of June 30, 2007, we had total servicing rights of $950,000. No impairments were recognized during the six months ended June 30, 2007 or the years ended December 31, 2006, 2005 and 2004.

Goodwill Impairment. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. We use the quoted market price of our common stock on our impairment testing date and allocate the fair value to our reporting units. If the fair value of our reporting unit with goodwill exceeds its carrying amount, further evaluation is not necessary. However, if the fair value of our reporting unit with goodwill is less than its carrying amount, further evaluation is required to compare the implied fair value of the reporting unit's goodwill to its carrying amount to determine if a write-down of goodwill is required.

We would test our goodwill for impairment between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below its carrying amount. The identification of additional reporting units or the use of other valuation techniques could result in materially different evaluations of impairment.

Quantitative and Qualitative Disclosure About Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Net interest income is the primary component of our net income, and fluctuations in interest rates will ultimately affect the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those that possess a short term to maturity. During 2006, the market yield curve inverted, primarily due to increases in short-term market interest rates. During the first six months of 2007, the market yield curve has alternatively inverted or been flat. This interest rate environment had an adverse impact on our net interest income as our interest-bearing liabilities generally reflect movements in short-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than one year, generally reflect movements in long-term interest rates.

The impact of interest rate changes on our interest income is generally felt in later periods than the impact on our interest expense due to the timing of the recording on the balance sheet of our interest-earning assets and interest-bearing liabilities. The recording of interest-earning assets on the balance sheet generally lags the current market due to normal delays of up to three months between the time we commit to originate or purchase a loan and the time we fund the loan, while the recording of interest-bearing liabilities on the balance sheet generally reflects the current market rates.

Our primary source of funds has been deposits, consisting primarily of interest-bearing checking accounts and time deposits, which have substantially shorter terms to maturity than our loan portfolio. We use securities sold under agreements to repurchase and FHLB advances as additional sources of funds. These borrowings generally have a long-term to maturity, in an effort to offset our short-term deposit liabilities and assist in managing our interest rate risk. Certain of these borrowings have call options that could shorten their maturities in a changing interest rate environment.

Net Interest Income. The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth below should market conditions vary from underlying assumptions.

Sensitivity of Net Interest Income

	At March 31, 2007	
Interest Rate Scenario	Adjusted Net Interest Income	Percentage Change from Base
	(Dollars in thousands)	
Up 300 basis points	$76,442	7.6%
Up 200 basis points	74,633	5.1
Up 100 basis points	72,829	2.6
BASE	71,014	—
Down 100 basis points	69,175	(2.6)
Down 200 basis points	67,329	(5.2)
Down 300 basis points	65,452	(7.8)

Our percentage change for increases or decreases in interest income by 100 basis points were 2.6% and (2.6%) for the three months ended 2007 as compared to 2.6% and (2.6%) for the year ended 2006 and 5.7% and (5.7%) for the year ended 2005.

There have not been any material changes in our market risk, including interest rate risk as expressed in the above table, from March 31, 2007 to June 30, 2007.

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to certain off-balance sheet arrangements, which occur in the normal course of our business, to meet the credit needs of our customers and the growth initiatives of our subsidiary banks. These arrangements are primarily commitments to originate and purchase loans, and to purchase securities. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2006 and the first six months of 2007 and did not have any such hedging transactions in place at December 31, 2006 or June 30, 2007, which would create other off-balance sheet arrangements.

The following table reports the amounts of our contractual obligations and financial instruments with off-balance sheet risk as of December 31, 2006.

	At December 31, 2006				
		Payments Due By Period			
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
		(In thousands)			
Long term borrowed funds	$50,000	$10,000	$30,000	$10,000	$ —
Junior subordinated deferrable interest debentures	38,661	—	—	—	38,661
Operating lease obligations	6,526	926	1,398	1,190	3,012
Total	$95,187	$10,926	$31,398	$11,190	$41,673

	At December 31, 2006				
		Amount of Commitment Expiration Per Period			
Other Commitments	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
		(In thousands)			
Commitments to extend credit	$381,758	$247,621	$88,262	$ 9,024	$36,851
Standby letters of credits	5,391	1,781	792	2,818	—
Total	$387,149	$249,402	$89,054	$11,842	$36,851

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Our bank subsidiaries evaluate each customer's credit-worthiness on a case-by-case basis. The amount of collateral we obtain, if deemed necessary, is based on management's credit evaluation of the borrower. Our commitments associated with commitments to extend credit were $565.7 million at June 30, 2007 compared to $381.8 million at December 31, 2006.

Additionally, we offer standby letters of credit to our customers. Standby letters of credit are conditional commitments used by our subsidiary banks to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing these letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held in support of these standby letters of credit varies based on the customer's credit-worthiness. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. Commitments under standby letters of credit were $5.4 million as of December 31, 2006 and $3.8 million as of June 30, 2007.

We also have entered into long-term contractual obligations consisting of advances from Federal Home Loan Bank (FHLB). These advances are secured with collateral generally consisting of securities. As of June 30, 2007, these long-term FHLB advances totaled $56.6 million and will mature by October 25, 2010.

During the six months ended June 30, 2007, the Company has entered into three lease agreements for future branch locations. Two of the leases have a term of ten years and aggregate initial annual lease payments of approximately $244,000. The third lease has a term of twenty years and an initial annual lease commitment of approximately $300,000. Each of these agreements requires incremental rental increases over the lease terms as outlined in each respective lease agreement.

We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of trust preferred securities to the extent that Silver State Capital Trust II, Silver State Capital Trust III, Silver State Capital Trust IV and Silver State Capital Trust V have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. We do not believe that these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition cash flows, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have any such future effects.

Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140," which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization method, which is consistent with current accounting principles generally accepted in the United States of America, commonly referred to as GAAP, or fair value measurement method for subsequent measurements. Additionally, at the initial adoption, SFAS No. 156 permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities, provided that the securities are identified in some manner as offsetting the entity's exposure to changes in the fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Upon our adoption of SFAS No. 156 on January 1, 2007, we elected to apply the amortization method for measurements of our mortgage servicing rights and we did not reclassify any of our available-for-sale securities to trading securities. We do not expect SFAS No. 156 to have a material impact on our financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The application of FASB Interpretation No. 48 is not expected to have a significant impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The application of SFAS No. 157 is not expected to have a material impact on our financial condition or results of operations.

In September 2006, the FASB ratified the consensus of the Emerging Issues Task Force, or EITF, Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement. EITF 06-4 applies to endorsement split dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods and requires an employer to recognize a liability for future benefits over the service period based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. We do not expect EITF 06-4 to have a material impact on our consolidated financial statements.

In September 2006, the FASB ratified a consensus reached by the EITF on Issue No. 06-5, "Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance," requires that the amount that could be realized under a life insurance contract as of the date of the statement of financial condition should be reported as an asset. The EITF concluded that a policyholder should consider any additional amounts (i.e., amounts other than cash surrender value) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. When it is probable that contractual restrictions would limit the amount that could be realized, these contractual limitations should be considered when determining the realizable amounts. Amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. Amounts that are recoverable beyond one year from the surrender of the policy should be discounted to present value. A policyholder should determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that would ultimately be realized by the policyholder upon the assumed surrender of the final policy (or final certificate in a group policy) should be included in the amount that could be realized under the insurance contract. A policyholder should not discount the cash surrender value component of the amount that could be realized when contractual restrictions on the ability to surrender a policy exist. However, if the contractual limitations prescribe that the cash surrender value component of the amount that could be realized is a fixed amount, then the amount that could be realized should be discounted. EITF Issue No. 06-5 is effective for fiscal years beginning after December 15, 2006. Our adoption of EITF Issue No. 06-5 on January 1, 2007 did not have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115." SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available for sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and we are currently assessing the financial impact this statement will have on our consolidated financial statements.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater affect on performance than do the effects of inflation.

STOCK MARKET INFORMATION

Prior to our initial registered public offering in July 2007, our common stock was listed on the OTC Bulletin Board under the symbol "SSBX.OB." After the completion of our initial registered public offering, our common stock has been listed on the Nasdaq Global Market under the symbol "SSBX."

At the close of business on July 31, 2007, there were 15,266,162 shares outstanding. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	High	Low
2005		
First Quarter	$19.00	$15.00
Second Quarter	17.88	15.50
Third Quarter	22.00	16.93
Fourth Quarter	22.50	18.50
2006		
First Quarter	23.00	19.50
Second Quarter	22.95	20.75
Third Quarter	26.00	22.00
Fourth Quarter	26.00	23.35
2007		
First Quarter	26.20	23.00
Second Quarter	24.10	22.00

PERFORMANCE GRAPH

The information relating to the Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Shareholder Report into any filing under the Securities Act or the Exchange Act, except to the extent that Silver State Bancorp specifically incorporates this information by reference, and otherwise shall not be deemed "soliciting materials" or to be "filed" with the SEC or subject to Regulations 14A or 14C of the SEC or subject to the liabilities of Section 18 of the Exchange Act.

The following graph shows a comparison of cumulative total shareholder return on Silver State Bancorp's common stock during the last five fiscal years ended December 31, 2006 and the six months ended June 30, 2007 with the cumulative total returns of both a broad market index, NASDAQ Composite, and a published industry index, SNL Bank Index. The comparison assumes $100 was invested on December 31, 2001 in Silver State Bancorp's common stock and in each of the indices and assumes that all of the dividends were reinvested.



Total Return Performance
Index Value
1,000
900
800
700
600
500
400
300
200
100
0
Silver State Bancorp (1)
NASDAQ Composite
SNL Bank Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
06/30/07

	Period Ending						
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	06/30/07
Silver State Bancorp	100.00	134.98	299.95	552.84	812.18	959.85	848.73
NASDAQ Composite	100.00	68.47	102.72	111.54	113.07	123.84	133.47
SNL Bank Index	100.00	91.69	123.69	138.61	140.50	164.35	158.02

(1) Prior to the completion of Silver State Bancorp's initial registered public offering on July 23, 2007, Silver State Bancorp's common stock was listed on the OTC Bulletin Board under the symbol "SSBX.OB." Since July 23, 2007, Silver State Bancorp's common stock has been listed on the Nasdaq Global Market under the symbol "SSBX."

DIVIDENDS

Silver State Bancorp has never declared or paid cash dividends on its capital stock. Silver State Bancorp currently intends to retain any future earnings for future growth and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will be at the discretion of Silver State Bancorp's board of directors and will depend on the company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, contractual restrictions and other factors that the board of directors may deem relevant.

Silver State Bancorp's ability to pay dividends is subject to the regulatory authority of the Federal Reserve. Although there are no specific federal laws or regulations restricting dividend payments by bank holding companies, the supervisory concern of the Federal Reserve focuses on a holding company's capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its subsidiaries. In addition, Federal Reserve policy discourages the payment of dividends by a bank holding company that is not supported by current operating earnings.

Section 78-288 of the Nevada Revised Statutes provides that no cash dividend or other distribution to stockholders, other than a stock dividend, may be made by a Nevada corporation if, after giving effect to the dividend, the corporation would not be able to pay its debts as they become due or, unless specifically allowed by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities and the claims of preferred stockholders upon dissolution of the corporation.

From time to time, Silver State Bancorp may become a party to financing agreements and other contractual obligations that have the effect of limiting or prohibiting the declaration or payment of dividends. Holding company expenses and obligations with respect to its outstanding trust preferred securities and corresponding subordinated debt also may limit or impair Silver State's ability to declare and pay dividends.

Since Silver State Bancorp has no significant assets other than the voting stock of its subsidiaries, it currently depends on dividends from its bank subsidiaries for a substantial portion of its revenue. The ability of a state nonmember bank to pay cash dividends is not restricted by federal law or regulations. State law imposes restrictions on the ability of each of Silver State Bancorp's subsidiary banks to pay dividends:

- Under sections 661.235 and 661.240 of the Nevada Revised Statutes, Silver State Bank may not pay dividends unless the bank's surplus fund, not including any initial surplus fund, equals the bank's initial stockholders' equity, including 10% of the previous year's net profits, and the dividend would not reduce the bank's stockholders' equity below the initial stockholders' equity of the bank or 6% of the total deposit liability of the bank.
- Under section 6-187 of the Arizona Revised Statutes, Choice Bank may pay dividends on the same basis as any other Arizona corporation. Under section 10-640 of the Arizona Revised Statutes, a corporation may not make a distribution to stockholders if to do so would render the corporation insolvent or unable to pay its debts as they become due. However, an Arizona bank may not declare a dividend, payable other than in the bank's stock, out of capital surplus without the approval of the Superintendent.

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Silver State Bancorp and Subsidiaries

Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(Dollars in thousands)
(UNAUDITED)

	June 30, 2007	December 31, 2006
Assets		
Cash and cash equivalents	21,475	$ 27,063
Federal funds sold	6,560	8,416
Total cash and cash equivalents	28,035	35,479
Securities available for sale	52,466	65,324
Federal Home Loan Bank stock, at cost	4,342	3,382
Loans held for sale	52,121	34,053
Loans, net of allowance for losses of $14,334 and , and $11,200, respectively	1,297,191	1,004,443
Premises and equipment, net	38,646	32,033
Accrued interest receivable	8,249	7,236
Deferred taxes, net	2,487	2,441
Other real estate owned	205	738
Goodwill	18,835	18,934
Intangible asset, net of amortization of $158 and $64, respectively	1,006	1,100
Prepaids and other assets	7,036	4,355
Total assets	1,510,619	1,209,518
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing demand	189,023	$ 169,429
Interest bearing:		
Checking	515,906	434,906
Savings	19,316	19,806
Time, $100 and over	364,724	227,493
Other time	156,336	134.637
Total deposits	1,245,305	986,271
Accrued interest payable and other liabilities	13,225	6,356
Securities sold under repurchase agreements	3,061	13,602
Federal Home Loan Bank advances and other borrowings:		
Short-term borrowings	35,000	8,000
Long-term borrowings	56,600	50,000
Junior subordinated debt	38,661	38,661
Total liabilities	1,391,852	1,102,890
Stockholders' Equity		
Preferred stock, par value of .001 cents; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, par value of .001 cents; 60,000,000 shares authorized; shares issued 2007: 14,283,495; 2006: 14,224,172; shares outstanding 2007:13,746,162; 2006:13,687,109	14	14
Additional paid-in capital	52,109	51,665
Retained earnings	68,903	57,145
Accumulated other comprehensive loss	(157)	(101)
	120,869	108,723
Less cost of treasury stock, 2007: 537,333 shares, 2006: 537,063 shares	(2,102)	(2,095)
Total stockholders' equity	118,767	106,628
Total liabilities and stockholders' equity	1,510,619	1,209,518

** Common stock and additional paid in capital as of December 31, 2006 have been adjusted to reflect the change in par value on common stock from .10 to .001, See Note 10.

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Income
For the six months and three months ended June 30, 2007
(Dollars in thousands, except per share information)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Interest and dividend income on:				
Loans, including fees	$33,411	$19,491	$ 61,844	$36,886
Securities, taxable	634	708	1,327	1,316
Dividends on FHLB stock	40	34	99	66
Federal funds sold and other	258	255	470	524
Total interest income	34,343	20,488	63,740	38,792
Interest expense on:				
Deposits	12,713	5,711	23,480	10,649
Securities sold under repurchase agreements	88	206	242	342
Short-term borrowings	250	59	415	117
Long-term borrowings	643	509	1,214	927
Junior subordinated debt	689	380	1,355	723
Total interest expense	14,383	6,865	26,706	12,758
Net interest income	19,960	13,623	37,034	26,034
Provision for loan losses	1,860	600	3,190	1,200
Net interest income after provision for loan losses	18,100	13,023	33,844	24,834
Other income:				
Gain on sale of loans	1,202	693	3,033	1,870
Net realized gain (loss) on sale of available for sale securities	—	(3)	31	(3)
Service charges on deposit accounts	221	193	420	343
Loan servicing fees, net of amortization	61	10	250	49
Other income	406	41	830	85
Loss on disposal of other assets	(16)	(5)	(16)	(43)
Total non-interest income	1,874	929	4,548	2,301
Non-interest expense:				
Salaries, wages and employee benefits	6,414	3,800	12,244	7,756
Occupancy	852	555	1,568	1,085
Depreciation and amortization	613	259	1,205	509
Insurance	552	74	621	132
Professional fees	463	394	1,314	755
Advertising, public relations and business development	226	212	451	394
Customer service expense	100	108	187	223
Data processing	48	96	90	200
Dues and memberships	36	25	74	86
Directors expense	24	27	50	54
Loss on other real estate owned	—	—	182	—
Other	835	520	1,608	1,192
Total non-interest expense	10,163	6,070	19,594	12,386
Income before income taxes	9,811	7,882	18,798	14,749
Income taxes	3,641	2,769	7,040	5,193
Net income	$ 6,170	$ 5,113	$ 11,758	$ 9,556
Comprehensive income	$ 6,090	$ 5,097	$ 11,702	$ 9,598
Basic income per common share	$ 0.45	$ 0.39	$ 0.86	$ 0.74
Diluted income per common share	$ 0.44	$ 0.37	$ 0.83	$ 0.71

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
Six Months Ended June 30, 2007 and 2006
(Dollars in thousands)
(UNAUDITED)

	2007	2006
Cash Flows from Operating Activities		
Net income	**$ 11,758**	$ 9,556
Adjustments to reconcile net income to net cash provided by operating activities:		
(Gain) loss on sales of securities	**(31)**	3
Loss on disposal of other assets	**16**	43
Loss on other real estate owned transactions	**182**	—
Depreciation and amortization	**1,205**	509
Net amortization (accretion) of securities premiums and discounts	**—**	(116)
Provision for loan losses	**3,190**	1,200
Stock based compensation expense	**223**	90
Increase in loans held for sale, net	**(18,964)**	(9,893)
Increase in accrued interest receivable and other assets	**(3,743)**	(1,022)
Increase in accrued interest payable and other liabilities	**7,498**	131
Net cash provided by operating activities	**1,334**	501
Cash Flows from Investing Activities		
Purchases of securities available for sale	**(18,394)**	(67,630)
Proceeds from maturities of securities available for sale	**26,910**	44,282
Proceeds from sales of securities available for sale	**4,306**	19,143
Net decrease in money market funds	**(24)**	(5,183)
Purchase of Federal Home Loan Bank stock	**(960)**	(202)
Net increase in loans	**(295,449)**	(122,605)
Purchase of premises and equipment	**(7,979)**	(5,831)
Proceeds from sales of premises and equipment	**50**	17
Proceeds from sale of (cash paid for) other real estate owned	**455**	(430)
Net cash used in investing activities	**(291,085)**	(138,439)
Cash Flows from Financing Activities		
Net increase in deposits	**259,034**	120,291
Net increase (decrease) in other borrowed funds, federal funds purchased and securities sold under repurchase agreements	**23,059**	(4,847)
Excess tax benefit related to option exercises	**—**	1,667
Proceeds from stock issuance	**—**	10,682
Stock option and treasury stock transactions	**214**	2,949
Net cash provided by financing activities	**282,307**	130,742
Decrease in cash and cash equivalents	**(7,444)**	(7,196)
Cash and cash equivalents, beginning	**35,479**	49,773
Cash and cash equivalents, ending	**$ 28,035**	$ 42,577

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share information)
(Unaudited)

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of banking activities

Silver State Bancorp (the "Company") is a bank holding company headquartered in Henderson, Nevada, providing a full range of banking services to commercial and consumer customers. The Company has two consolidated wholly-owned subsidiaries. Silver State Bank is a Nevada State chartered bank providing a full range of commercial and consumer bank products through ten branches located in the Las Vegas, Nevada metropolitan area. On September 5, 2006, the Company acquired a second subsidiary, Choice Bank, with two full-service branches. The Company also operates loan production offices in six western states. The Company's business is concentrated in southern Nevada and is subject to the general economic conditions of this area. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

Basis of financial statement presentation and accounting estimates

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of servicing rights.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Silver State Bancorp and its wholly-owned subsidiaries, Silver State Bank and Choice Bank. Choice Bank was acquired on September 5, 2006. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

The accompanying unaudited consolidated financial statements as of June 30, 2007 and 2006 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company's audited financial statements.

Condensed financial information as of December 31, 2006 has been presented next to the interim consolidated balance sheet for informational purposes.

Earnings per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares

(Dollars in thousands, except per share information)

that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Components used in computing EPS for the three months and six months ended June 30, 2007 and 2006 are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net Income	**$ 6,170**	$ 5,113	**$ 11,758**	$ 9,556
Average number of common shares outstanding	**13,723,765**	13,133,505	**13,710,441**	12,874,958
Effect of dilutive options	**417,317**	574,082	**445,465**	590,592
Average number of dilutive shares outstanding	**14,141,082**	13,707,587	**14,155,906**	13,465,550
Basic EPS	**$ 0.45**	$ 0.39	**$ 0.86**	$ 0.74
Diluted EPS	**$ 0.44**	$ 0.37	**$ 0.83**	$ 0.71

Goodwill

Pursuant to SFAS No. 141, the Company finalized its purchase price allocation related to the acquisition of Choice Bank during the first quarter of 2007. The finalizing resulted in an adjustment to goodwill of $99.

Current accounting developments

In July 2006, the FASB issued FASB Interpretation 48, *Accounting for Income Tax Uncertainties* (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. The literature also provides guidance on de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 are accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The Company has adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the financial statements and a cumulative adjustment was not recorded.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and the Company is currently assessing the financial impact this statement will have on our financial statements. The Company did not early adopt this standard.

(Dollars in thousands, except per share information)

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4 ("EITF 06-4"), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial statements.

Note 2. Loans

The composition of the Company's net loans as of June 30, 2007 and December 31, 2006 is as follows:

	June 30, 2007	December 31, 2006
Commercial and Industrial	**$ 135,315**	$ 109,134
Real estate:		
Commercial	**231,090**	206,744
Construction, land development, and other land loans	**868,744**	620,167
Single family residential	**80,771**	80,280
Consumer installment	**4,909**	5,789
Leases, net of unearned income	**340**	411
Gross Loans	**1,321,169**	1,022,525
Less net deferred loan fees	**(9,644)**	(6,882)
Less allowance for loan and lease losses	**(14,334)**	(11,200)
Net Loans	**$1,297,191**	$1,004,443

Changes in the allowance for loan losses for the three months and six months ended June 30, 2007 and 2006 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Balance, beginning				
Provision charged to operating expense	**$12,530**	$8,947	**$11,200**	$8,314
Less amounts charged off	**1,860**	600	**3,190**	1,200
Recoveries	**(88)**	(86)	**(89)**	(86)
Balance, ending	**32**	50	**33**	83
	$14,334	$9,511	**$14,334**	$9,511

At June 30, 2007, total nonaccrual loans were $119. There were not any loans past due 90 days or more and still accruing interest.

(Dollars in thousands, except per share information)

Note 3. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and in various states. The Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for years before 2003. The Company has not undergone any recent examinations by the Internal Revenue Service (IRS).

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. Management believes that the Company has appropriate support for the income tax positions taken and to be taken on its tax returns, and that its accruals for tax liabilities are adequate for all open years on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

The Company would recognize interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company has not recognized or accrued any interest or penalties for the periods ended June 30, 2007 and 2006.

Note 4. Deposits

At June 30, 2007, four customer balances totaling $339,215 comprised 27% of total deposits. At December 31, 2006, three customer balances totaling $190,308 comprised 19% of total deposits. These customer balances at June 30, 2007 and December 31, 2006 are considered brokered deposits.

As of June 30, 2007 and December 31, 2006 approximately $57,594 and $56,440, respectively, of the Company's non-interest bearing demand deposits consisted of demand accounts maintained by title insurance and qualified intermediary companies.

Note 5. Other Borrowed Funds

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. FHLB borrowings may be subject to prepayment penalties. The remaining borrowing capacity at June 30, 2007 with the FHLB was approximately $19,227. Advances at June 30, 2007 have maturity dates as follows:

Maturity Date	Interest Rates as of June 30, 2007	Long Term	Short Term
2007	5.26% - 8.25%	$ —	$35,000
2008	3.67% - 5.23%	26,600	—
2009	4.67% - 5.22%	20,000	—
2010	4.75%	10,000	—
		$56,600	$35,000

During the six months ended June 30, 2007, the Company obtained a $20 million line of credit with a 90-day term from another financial institution. The line of credit was fully disbursed at June 30, 2007 and is included in the short term column in the table above. The line of credit was repaid in July 2007.

(Dollars in thousands, except per share information)

Note 6. Commitments and Contingencies

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance-sheet risk

A summary of the contract amount of the Company's exposure to off-balance-sheet risk is as follows:

	June 30, 2007	December 31, 2006
Commitments to Extend Credit	$565,747	$381,758
Standby Letters of Credit	3,754	5,391
	$569,501	$387,149

Concentrations

The Company has a high concentration in real estate construction and land loans. At June 30, 2007, approximately 36% of real estate loans were classified as real estate construction loans and 38% of real estate loans were classified as land loans. In addition, commercial real estate loans represent approximately 20% of total real estate loans as of June 30, 2007. Approximately 68% of commercial real estate loans are owner occupied.

Employment Agreements

The Company entered into employment agreements with four key officers in April 2007. The agreements provide for certain cash payments as a result of termination or change in control.

Lease commitments

During the six months ended June 30, 2007, the Company has entered into three lease agreements for future branch locations. Two of the leases have a term of ten years and aggregate initial annual lease payments of approximately $244. The third lease has a term of twenty years and an initial annual lease commitment of approximately $300. Each of these agreements requires incremental rental increases over the lease terms as outlined in each respective lease agreement.

Note 7. Stock Options and Restricted Stock

The Company's 2006 Omnibus Equity Plan is discussed in Note 14 of the audited financial statements.

During the six months ended June 30, 2007, the Company granted 86,300 incentive stock options and 8,800 shares of restricted stock to various employees. The options had a weighted average exercise price of $25.35. 38,050 incentive stock options vest at 25% per year and 48,250 cliff vest after 4 years. The restricted stock cliff vests after 4 years. The total expense to be recognized on these stock based awards granted during the six months ended June 30, 2007 is approximately $775, and will be recorded over the vesting period. 51,023 stock options

(Dollars in thousands, except per share information)

were exercised, 32,420 options and 500 shares of restricted stock were forfeited, during the six months ended June 30, 2007. These exercised and forfeited options had a weighted average exercise price of $4.36 and $16.63, respectively.

Note 8. Regulatory Capital Requirements

To be categorized as well capitalized, the Company and the Banks must maintain total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table below. As of June 30, 2007, the Company meets the regulatory guidelines to be categorized as adequately capitalized and the Banks meet the regulatory guidelines to be categorized as well capitalized.

The actual capital amounts and ratios for the Banks and the Company as of June 30 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2007:						
Total Capital (to Risk Weighted Assets)						
Company	$151,012	9.9%	$122,093	8.0%	$152,617	10.0%
Silver State Bank	$148,177	10.8%	$109,413	8.0%	$136,767	10.0%
Choice Bank	$ 18,653	11.9%	$ 12,559	8.0%	$ 15,699	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	$136,537	9.0%	$ 61,047	4.0%	$ 91,570	6.0%
Silver State Bank	$135,093	9.9%	$ 54,707	4.0%	$ 82,060	6.0%
Choice Bank	$ 17,263	11.0%	$ 6,280	4.0%	$ 9,419	6.0%
Tier I Capital (to Average Assets)						
Company	$136,537	9.6%	$ 56,934	4.0%	$ 71,168	5.0%
Silver State Bank	$135,093	10.8%	$ 49,981	4.0%	$ 62,477	5.0%
Choice Bank	$ 17,263	9.9%	$ 6,948	4.0%	$ 8,685	5.0%

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)
(Unaudited)

Note 9. Segment Reporting

The following is a summary of selected operating segment information as of and for the periods ended June 30, 2007 and 2006:

	Silver State Bank	Choice Bank of Arizona	Other	Intersegment Eliminations	Consolidated Company
At June 30, 2007:					
Assets	$1,306,032	$205,409	$ 6,018	$(6,840)	$1,510,619
Gross Loans and deferred fees	1,144,326	167,199	—	—	1,311,525
Less: Allowance for loan losses	(12,960)	(1,374)	—	—	(14,334)
Net Loans	1,131,366	165,825	—	—	1,297,191
Deposits	1,096,931	150,199	—	(1,825)	1,245,305
Stockholders' equity	134,982	37,104	(53,319)	—	118,767
Three months ended June 30, 2007:					
Net interest income (loss)	$ 18,410	$ 2,262	$ (712)	$ —	$ 19,960
Provision for loan losses	1,500	360	—	—	1,860
Net interest income (loss) after provision for loan losses	16,910	1,902	(712)	—	18,100
Noninterest income	1,203	626	45	—	1,874
Noninterest expense	8,001	2,065	97	—	10,163
Income (loss) before income taxes	10,112	463	(764)	—	9,811
Income tax expense (benefit)	3,744	190	(293)	—	3,641
Net income (loss)	$ 6,368	$ 273	$ (471)	$ —	$ 6,170
Six months ended June 30, 2007:					
Net interest income (loss)	$ 34,376	$ 4,035	$ (1,377)	$ —	$ 37,034
Provision for loan losses	2,650	540	—	—	3,190
Net interest income (loss) after provision for loan losses	31,726	3,495	(1,377)	—	33,844
Noninterest income	3,459	1,030	59	—	4,548
Noninterest expense	15,692	3,599	303	—	19,594
Income (loss) before income taxes	19,493	926	(1,621)	—	18,798
Income tax expense (benefit)	7,216	365	(541)	—	7,040
Net income (loss)	$ 12,277	$ 561	$ (1,080)	$ —	$ 11,758

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)
(Unaudited)

	Silver State Bank	All Other	Eliminations Intersegment	Consolidated Company
At June 30, 2006:				
Assets	$945,112	$16,790	$(15,043)	$946,859
Gross Loans and deferred fees	790,050	—	—	790,050
Less: Allowance for loan losses	(9,511)	—	—	(9,511)
Net Loans	780,539	—	—	780,539
Deposits	780,799	—	(15,043)	765,756
Stockholders' equity	88,675	6	—	88,681
Three months ended June 30, 2006:				
Net interest income (loss)	$ 13,998	$ (375)	$ —	$ 13,623
Provision for loan losses	600	—	—	600
Net interest income (loss) after provision for loan losses	13,398	(375)	—	13,023
Noninterest income	929	—	—	929
Noninterest expense	5,959	111	—	6,070
Income (loss) before income taxes	8,368	(486)	—	7,882
Income tax expense (benefit)	2,935	(166)	—	2,769
Net income (loss)	$ 5,433	$ (320)	$ —	5,113
Six months ended June 30, 2006:				
Net interest income (loss)	$ 26,752	$ (718)	$ —	$ 26,034
Provision for loan losses	1,200	—	—	1,200
Net interest income (loss) after provision for loan losses	25,552	(718)	—	24,834
Noninterest income	2,301	—	—	2,301
Noninterest expense	12,083	303	—	12,386
Income (loss) before income taxes	15,770	(1,021)	—	14,749
Income tax expense (benefit)	5,527	(334)	—	5,193
Net income (loss)	$ 10,243	$ (687)	$ —	$ 9,556

Note 10. Stockholders' Equity

On January 24, 2007, the shareholders of Silver State Bancorp approved an amendment to the Articles of Incorporation, increasing the authorized number of common shares from 20,000,000 to 60,000,000 and creating a new class of preferred stock in the amount of 10,000,000 shares. All shares of stock have a par value of .001 cents.

Note 11. Subsequent Events

In July 2007, the Company, through a newly formed unconsolidated subsidiary, Silver State Capital Trust VI, issued $30,000 of trust preferred securities. Silver State Capital Trust VI used the proceeds from this issuance to acquire $30,928 of junior subordinated debt of the Company, which constitutes the sole asset of Silver State Capital Trust VI. The junior subordinated debt requires quarterly interest payments and matures in 2037. This debt carries an adjustable interest rate of 3 month LIBOR plus 1.35% and is prepayable at par starting in September, 2012. The trust preferred securities have the same prepayment provision as the junior subordinated debt. The Company has fully and unconditionally guaranteed the trust preferred securities and all obligations of Silver State Capital Trust VI, which rank subordinate and junior in right of payment to all other liabilities of the Company. The proceeds from the issuance of the junior subordinated debt will be used for general corporate purposes.

In July 2007, the Company issued 1,500,000 shares of its $.001 par value common stock in an underwritten public offering at a price to the public of $20.00 per share. The proceeds after discounts, commissions, and other costs totaling $4,300 were $25,700.

As a result of the issuance of trust preferred securities and the closing of the initial registered public offering, the Company will again be classified as well capitalized for regulatory purposes.

The Company granted 40,000 shares of incentive stock options to key officers and 2,000 shares of incentive stock options to employees in July 2007.

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Silver State Bancorp
Henderson, Nevada

We have audited the consolidated balance sheets of Silver State Bancorp and subsidiaries (collectively referred to herein as the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

/s/ McGladrey & Pullen, LLP

Las Vegas, Nevada
March 29, 2007

McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

Silver State Bancorp and Subsidiaries

Consolidated Balance Sheets
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
Assets		
Cash and cash equivalents	$ 27,063	$ 14,304
Federal funds sold	8,416	35,469
Total cash and cash equivalents	35,479	49,773
Securities available for sale	65,324	73,247
Federal Home Loan Bank stock, at cost	3,382	2,731
Loans held for sale	34,053	11,861
Loans, net of allowance for losses of $11,200 and $8,314, respectively	1,004,443	637,865
Premises and equipment, net	32,033	19,992
Accrued interest receivable	7,236	3,395
Deferred taxes, net	2,441	2,790
Other real estate owned	738	—
Goodwill	18,934	—
Intangible asset, net of amortization of $64	1,100	—
Prepaids and other assets	4,355	4,643
Total assets	$1,209,518	$806,297
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing demand	$ 169,429	$166,383
Interest bearing:		
Checking	434,906	293,666
Savings	19,806	27,171
Time, $100 and over	227,493	79,786
Other time	134,637	78,459
Total deposits	986,271	645,465
Accrued interest payable and other liabilities	6,356	3,024
Securities sold under repurchase agreements	13,602	22,072
Federal Home Loan Bank advances:		
Short-term borrowings	8,000	5,000
Long-term borrowings	50,000	49,000
Junior subordinated debt	38,661	18,042
Total liabilities	1,102,890	742,603
Commitments and Contingencies (Notes 13 and 22)		
Stockholders' Equity		
Common stock, par value of 10 cents; 20,000,000 shares authorized; shares issued 2006: 14,224,172; 2005: 13,005,406; shares outstanding 2006: 13,687,109; 2005: 12,463,798	1,423	1,301
Additional paid-in capital	50,256	28,744
Retained earnings	57,145	36,269
Accumulated other comprehensive loss	(101)	(512)
	108,723	65,802
Less cost of treasury stock, 2006: 537,063 shares, 2005: 541,608 shares	(2,095)	(2,108)
Total stockholders' equity	106,628	63,694
Total liabilities and stockholders' equity	$1,209,518	$806,297

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share information)

	2006	2005	2004
Interest and dividend income on:			
Loans, including fees	**$85,378**	$53,434	$31,804
Securities, taxable	**3,034**	2,614	1,676
Dividends on FHLB stock	**145**	112	97
Federal funds sold and other	**1,349**	926	296
Total interest income	**89,906**	57,086	33,873
Interest expense on:			
Deposits	**27,969**	12,734	6,173
Federal funds purchased and securities sold under repurchase agreements	**674**	542	272
Short-term borrowings	**224**	58	52
Long-term borrowings	**1,813**	1,304	953
Junior subordinated debt	**1,876**	1,123	894
Total interest expense	**32,556**	15,761	8,344
Net interest income	**57,350**	41,325	25,529
Provision for loan losses	**2,821**	2,350	1,750
Net interest income after provision for loan losses	**54,529**	38,975	23,779
Other income:			
Gain on sale of loans	**4,168**	3,344	2,667
Net realized loss on sales of available for sale securities	**(6)**	(6)	—
Service charges on deposit accounts	**759**	941	1,078
Loan servicing fees, net of amortization	**176**	58	308
Other income	**864**	482	467
Gain (loss) on disposal of other assets	**(44)**	(40)	22
Non-interest expense:	**5,917**	4,779	4,542
Salaries, wages and employee benefits	**17,176**	12,938	8,821
Occupancy	**2,583**	1,944	1,694
Depreciation and amortization	**1,531**	1,041	1,054
Professional fees	**1,560**	700	730
Advertising, public relations and business development	**751**	559	374
Customer service expense	**378**	201	164
Data processing	**351**	328	303
Insurance	**296**	246	276
Dues and memberships	**146**	83	94
Directors expense	**131**	126	117
Other	**2,924**	1,680	1,712
	27,827	19,846	15,339
Income before income taxes	**32,619**	23,908	12,982
Income taxes	**11,743**	8,281	4,464
Net income	**$20,876**	$15,627	$ 8,518
Basic income per common share	**$ 1.58**	$ 1.27	$ 0.72
Diluted income per common share	**$ 1.52**	$ 1.19	$ 0.70

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2003		$ 993	$14,716	$12,124	$ (59)	$(2,109)	$25,665
Comprehensive income:							
Net income	$ 8,518	—	—	8,518	—	—	8,518
Other comprehensive loss:							
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $118	(229)	—	—	—	(229)	—	(229)
	$ 8,289						
Stock options exercised, including tax benefit of $500		204	4,121	—	—	—	4,325
Tax benefit arising from the disqualifying disposition of incentive stock options		—	272	—	—	—	272
Issuance of 701,760 shares of common stock, net of offering costs of $104		70	4,827	—	—	—	4,897
Sale of treasury stock (160 shares)		—	1	—	—	1	2
Balance, December 31, 2004		1,267	23,937	20,642	(288)	(2,108)	43,450
Comprehensive income:							
Net income	$15,627	—	—	15,627	—	—	15,627
Other comprehensive loss:							
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $130	(228)						
Less reclassification adjustment for losses included in net income, net of taxes of $2	4						
Net unrealized holding losses	(224)	—	—	—	(224)	—	(224)
	$15,403						
Stock options exercised, including tax benefit of $402		34	2,733	—	—	—	2,767
Tax benefit arising from the disqualifying disposition of incentive stock options		—	471	—	—	—	471
Expense relating to the acceleration of the vesting of stock options		—	1,603	—	—	—	1,603
Balance, December 31, 2005		$1,301	$28,744	$36,269	$(512)	$(2,108)	$63,694

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Stockholders' Equity (continued)
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2005		$1,301	$28,744	$36,269	$(512)	$(2,108)	$ 63,694
Comprehensive income:							
Net income	$20,876	—	—	20,876	—	—	20,876
Other comprehensive income:							
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $227	407						
Less reclassification adjustment for losses included in net income, net of taxes of $2	4						
Net unrealized gain	411	—	—	—	411	—	411
	$21,287						
Stock options exercised, including tax benefit of $3,508		70	8,017	—	—	—	8,087
Stock issued to subsidiary bank directors (900 shares)		—	22	—	—	—	22
Stock options exercised, redeemed to cover minimum statutory withholding for taxes (21,821 shares)		—	(356)	—	—	—	(356)
Tax benefit arising from the disqualifying disposition of incentive stock options		—	21	—	—	—	21
Issuance of 521,997 shares of common stock, net of offering costs of $19		52	10,630	—	—	—	10,682
Replacement options granted as a result of the Choice Bank acquisition		—	2,772	—	—	—	2,772
Stock based compensation expense		—	319	—	—	—	319
Reissuance of treasury stock in exchange for employment services (4,545 shares)		—	87	—	—	13	100
Balance, December 31, 2006		$1,423	$50,256	$57,145	$(101)	$(2,095)	$106,628

See Notes to Consolidated Financial Statements.

Silver State Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share information)

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 20,876	$ 15,627	$ 8,518
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sales of loans	(4,168)	(3,344)	(2,667)
Loss on sales of securities	6	6	—
(Gain) loss on disposal of other assets	44	40	(22)
(Gain) on sale of other real estate owned	—	(17)	—
Depreciation and amortization	1,531	1,041	1,054
Reissuance of treasury stock in exchange for employment services	100	—	—
Net (accretion) amortization of securities premiums and discounts	(131)	(431)	77
Provision for loan losses	2,821	2,350	1,750
Stock issued to subsidiary bank directors	22	—	—
Stock based compensation expense	319	1,603	—
Tax benefit related to the exercise of stock options	—	873	772
Change in deferred taxes	(576)	(1,349)	(245)
Proceeds from sales of loans	84,054	55,323	37,815
Originations of loans held for sale	(102,406)	(52,441)	(40,866)
(Increase) decrease in accrued interest receivable and other assets	(2,527)	15	(857)
Increase in accrued interest payable and other liabilities	996	108	567
Net cash provided by operating activities	961	19,404	5,896
Cash Flows from Investing Activities			
Purchases of securities available for sale	(91,275)	(97,748)	(86,449)
Proceeds from maturities of securities available for sale	60,231	35,744	81,144
Proceeds from sales of securities available for sale	44,045	40,247	—
Net increase (decrease) in money market funds	108	9,367	(10,001)
Purchase of Federal Home Loan Bank stock	(285)	(29)	(328)
Net increase in loans	(272,084)	(124,691)	(137,737)
Purchase of premises and equipment	(12,222)	(4,268)	(4,927)
Proceeds from sales of premises and equipment	17	23	365
Cash paid for other real estate owned	(430)	—	—
Surrender of Bank owned life insurance	587	—	—
Cash paid for acquisition, net (Note 2)	(15,171)	—	—
Net cash used in investing activities	(286,479)	(141,355)	(157,933)
Cash Flows from Financing Activities			
Net increase in deposits	237,260	73,135	179,889
Net increase (decrease) in other borrowed funds, federal funds purchased and securities sold under repurchase agreements	(4,470)	12,095	7,794
Proceeds from issuance of junior subordinated debt	27,500	—	5,000
Repayment of junior subordinated debt	(7,500)	—	—
Proceeds from stock issuance	10,682	—	4,897
Proceeds from sale of treasury stock	—	—	2
Stock options redeemed	(356)	—	—
Excess tax benefit related to option exercises	3,529	—	—
Proceeds from exercise of stock options	4,579	2,365	3,825
Net cash provided by financing activities	271,224	87,595	201,407
Increase (decrease) in cash and cash equivalents	(14,294)	(34,356)	49,370
Cash and cash equivalents, beginning	49,773	84,129	34,759
Cash and cash equivalents, ending	$ 35,479	$ 49,773	$ 84,129
Supplemental Disclosure of Cash Flow Information			
Cash payments for interest, net of amount capitalized	$ 31,820	$ 15,428	$ 8,374
Cash payments for taxes	$ 9,379	$ 8,762	$ 3,513
Supplemental Disclosure of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 308	$ —	$ 600
Loan originated to finance sale of other real estate owned	$ —	$ 617	$ —
Issuance of replacement stock options in acquisition	$ 2,772	$ —	$ —

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share information)

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of banking activities

Silver State Bancorp (the "Company") is a bank holding company headquartered in Henderson, Nevada, providing a full range of banking services to commercial and consumer customers. The Company has two consolidated wholly-owned subsidiaries. Silver State Bank is a Nevada State chartered bank providing a full range of commercial and consumer bank products through ten branches located in the Las Vegas, Nevada metropolitan area. On September 5, 2006, the Company acquired a second subsidiary, Choice Bank, with two full-service branches. The Company also operates loan production offices in six western states. The Company's business is concentrated in southern Nevada and is subject to the general economic conditions of this area. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

A summary of the significant accounting policies of the Company and its subsidiaries are as follows:

Basis of financial statement presentation and accounting estimates

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of servicing rights.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Silver State Bancorp and its wholly-owned subsidiaries, Silver State Bank and Choice Bank. Choice Bank was acquired on September 5, 2006. Thus, the income statement includes the revenues and expenses of Choice Bank for the period from the acquisition date to December 31, 2006. Certain trust subsidiaries (Note 12) do not meet the criteria for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from loans originated by the Company, deposits and other borrowed funds are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities available for sale

Securities classified as available for sale are those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are reported at fair value with unrealized gains or losses reported as other comprehensive income (loss), net of the related deferred taxes. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale

Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. All of our loans held for sale are commercial loans. They are reported at the lower of aggregate cost or fair value. Gains or losses on the sale of loans are recognized pursuant to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The Company's loans held for sale consist primarily of Small Business Administration (SBA) loans, which are fully funded. Upon the sale of a loan, the Company will generally sell the guaranteed portion of the loan and retain the unguaranteed portion as a loan held for investment. The Company may also sell the unguaranteed portion. The Company also generally retains the right to service the loans sold. All sales are made without recourse. The Company issues various representations and warranties associated with the sale of loans. The Company has not incurred any significant losses resulting from these provisions.

Loans

Loans are stated at the amount of unpaid principal, reduced by unearned net loan fees and allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower's ability to pay. Due to the credit concentration of the Company's loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in southern Nevada. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In addition, regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan*. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to FASB Statement No. 5, *Accounting for Contingencies*.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Other personal loans are typically charged off no later than 90 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized under the effective interest method. The Company is amortizing these amounts over the contractual life of the loan. Commitment fees, based upon a percentage of a customer's unused line of credit, and fees related to standby letters of credit are generally recognized over the commitment period.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in valuation allowance are included in other expense.

Servicing rights

The Company generally retains the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. The Company generally receives a standard fee for providing this servicing function. The cost allocated to the servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying consolidated balance sheets.

Servicing rights are periodically evaluated for impairment. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. No impairments were recognized during the years ended December 31, 2006, 2005, and 2004.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed principally by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Depreciation and amortization is computed using the following estimated lives:

	Years
Premises and improvements	5 –30
Equipment, furniture and fixtures	3 – 10
Leasehold improvements	2 – 10

Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans, or 5% of advances from FHLB. This stock is recorded at cost, which is also the redemption value.

Goodwill and core deposit intangible

The Company has engaged in the acquisition of a financial institution which is discussed more fully in Note 2. The Company paid an amount in excess of the fair value of the net assets acquired, which has been recorded as goodwill and core deposit intangible. In connection with the acquisition, the Company recorded the excess of the purchase price over the estimated fair value of the assets received and liabilities assumed as goodwill pursuant to Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* (SFAS 141). The

(Dollars in thousands, except per share information)

Company will annually review the goodwill recorded for the acquisition for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, on October 1. Goodwill is not being amortized whereas identifiable intangible assets with finite lives are amortized over their useful lives.

In addition to goodwill, a core deposit intangible was separately recognized based on the cumulative present value benefit of acquiring deposits versus an alternative source of funding for the premium related to the core deposits of the bank acquired. The core deposit intangible is subject to amortization over its estimated useful life of 15 years.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock splits

On June 22, 2005, the Company's Board of Directors approved a 2-for-1 common stock split that resulted in the issuance of 6,074,999 additional shares to shareholders of record as of July 15, 2005. All stock option, share and per share information has been retroactively adjusted to reflect this stock split.

On April 28, 2004, the Company's Board of Directors approved a 4-for-1 common stock split that resulted in the issuance of 4,532,868 additional shares to shareholders of record as of May 28, 2004. All stock option, share and per share information has been retroactively adjusted to reflect this stock split.

Advertising costs

Advertising costs are expensed as incurred.

Stock option plans

On September 20, 2006, stockholders of the Company approved the 2006 Omnibus Equity Plan (the "2006 Plan"). The 2006 Plan authorizes the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and performance share cash only awards. The 2006 Plan authorized the issuance of 579,810 shares of Silver State Bancorp common stock, representing the total number of shares remaining available for stock option grants under Silver State Bancorp's 1997 Stock Option Plan, 1998 Stock Option Plan, and 2004 Stock Option Plan. With the approval of the 2006 Plan, no additional awards will be granted under the 1997, 1998, and 2004 plans. The aggregate number of shares underlying awards granted to any participant in a single year may not exceed 125,000. As of December 31, 2006, the total number of awards remaining to be granted under the 2006 Plan was 333,750.

Incentive and non-qualified stock options are granted with an exercise price equal to the closing stock price of the Company's stock at the date of grant; those options generally vest based on four years of continuous service and have 10-year contractual terms.

(Dollars in thousands, except per share information)

Effective January 1, 2006 (the "adoption date"), the Company adopted the provisions of FASB Statement No. 123 revised 2004, or (SFAS 123R), *Share-Based Payment*. SFAS 123R requires compensation costs relating to share-based payment transactions to be recognized in the financial statements. Prior to the adoption of SFAS 123R, the Company accounted for stock option grants using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Other than as discussed in Note 14, no stock-based compensation was reflected in net income for the years ended December 31, 2005 and 2004, respectively, as all options are required by the Plan to be granted with an exercise price equal to the fair value of the underlying common stock on the date of grant. Prior period financial statements have not been adjusted to reflect fair value of share-based compensation expense under SFAS 123R. As disclosed in Note 14, in December 2005, the Company accelerated the vesting of 975,000 stock options with an average exercise price of $7.65 per share. The options accelerated were to the Company's executive officers and Board of Directors. The Company's Board of Directors voted to approve the option acceleration at a meeting held on December 14, 2005. The option acceleration was effective as of December 21, 2005. Our chief executive officer (CEO) at the time participated in the discussions and voting on the option acceleration at this board meeting. On January 9, 2006, this former CEO submitted to the Company's Board of Directors his resignation from all positions with the Company. Shortly after the acceleration of the stock options, the former CEO exercised all of his 112,500 options with an aggregate value (measured as the market price of our common stock on the date of exercise less the exercise price multiplied by the number of options exercised) equal to approximately $1,400. If the option acceleration had not occurred in December, 2005, the former CEO would have forfeited all of his 112,500 unvested stock options in accordance with the terms of the options. As a result of this modification, the Company recognized stock option expense of $1,603 in 2005 in accordance with APB 25, as interpreted by FASB Interpretation No. 44: *Accounting for Certain Transactions Involving Stock Compensation (FIN 44)*. Also as a result of the modification of these stock options, the Company will not need to record any stock option expense under SFAS 123R. Had the Company not accelerated the vesting of stock options in December 2005, and considering subsequent forfeitures by the former CEO, the Company would have recorded total compensation expense pursuant to SFAS 123R of approximately $1,300 during the periods 2006 through 2008.

Also prior to the adoption of SFAS 123R, the Company applied the disclosure provisions of SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share as if the value of the options were calculated at fair value. The Company utilizes the Black-Scholes model to calculate the fair value of stock options. The Company has adopted SFAS 123R using the modified prospective method. Under the Company's transition method, SFAS 123R applies to new awards and to awards that were outstanding on the adoption date that are subsequently modified, repurchased or cancelled. In addition, the expense recognition provision of SFAS 123R applies to options granted prior to the adoption date that were unvested at the adoption date.

For the year ended December 31, 2006, the Company recognized $319 in compensation expense for stock options pursuant to SFAS 123R. In addition, the Company granted 900 shares of common stock to the Board of Directors of Choice Bank in 2006. These shares were fully vested on the date of grant. The Company recorded $22 of director's expense for the year ended December 31, 2006.

Pursuant to SFAS 123R, the tax benefit associated with the exercise of non-qualified stock options is now reflected as a financing activity in the statement of cash flows, rather than as an operating activity. The related amount reflected as a financing activity for 2006 was $3,529.

(Dollars in thousands, except per share information)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation prior to the adoption date:

	2005	2004
Net income:		
As reported	$15,627	$8,518
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects (Note 14)	1,042	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,615)	(408)
Pro forma	$14,054	$8,110
Basic income per share:		
As reported	$ 1.27	$ 0.72
Pro forma	$ 1.14	$ 0.69
Diluted income per share:		
As reported	$ 1.19	$ 0.70
Pro forma	$ 1.07	$ 0.67

Earnings per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options, and are determined using the treasury stock method.

Components used in computing EPS for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
Net income	**$ 20,876**	$ 15,627	$ 8,518
Average number of common shares outstanding	**13,173,918**	12,353,391	11,831,392
Effect of dilutive options	**576,723**	799,908	363,116
Average number of dilutive shares outstanding	**13,750,641**	13,153,299	12,194,508
Basic EPS	**$ 1.58**	$ 1.27	$ 0.72
Diluted EPS	**$ 1.52**	$ 1.19	$ 0.70

Off-balance-sheet instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair value of financial instruments

FASB Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2006 and 2005. The estimated fair value amounts for 2006 and 2005 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be significantly different than the amounts reported at each year-end.

The information in Note 18 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash, amounts due from banks and federal funds sold approximate fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The Company's subsidiary bank is a member of the FHLB system and maintains an investment in capital stock of the FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Loans held for sale

Fair values are based on quoted market prices of similar loans sold to investors or current buying commitments from investors.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fixed rate loans accounted for approximately 4% and 5% of total loans as of December 31, 2006 and 2005, respectively. Loans are generally expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate fair value.

Deposit liabilities

The fair value disclosed for demand deposits is by definition equal to the amount payable on demand at their reporting date (that is, their carrying amount). The carrying amount for variable-rate deposit accounts approximates fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on these deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Securities sold under repurchase agreements

The carrying amounts reported in the consolidated balance sheets for securities sold under repurchase agreements approximate fair value.

Other borrowed funds

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt approximate fair value as they are variable rate instruments.

Off-balance-sheet instruments

Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Current accounting developments

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*, which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, with respect to the accounting for servicing of financial assets. SFAS 156 clarifies when a servicer should separately recognize servicing assets and servicing liabilities and permits an entity to choose either the "Amortization Method" or "Fair Value Measurement Method" for subsequent measurement of each class of such assets and liabilities. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not issued financial statements. The Company will implement this standard as of January 1, 2007. The Company currently uses the Amortization Method to account for servicing rights and expects to continue this practice after implementation of SFAS 156. Therefore, the adoption of this standard will not have a significant impact on its financial condition or results of operations.

(Dollars in thousands, except per share information)

In July 2006, the FASB issued FASB Interpretation 48, *Accounting for Income Tax Uncertainties* (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. The literature also provides guidance on de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 will be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The Company does not expect the adoption of this standard will have a significant impact on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157 there is now a common definition of fair value to be used throughout generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on its financial statements.

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* which requires the application of the provisions of SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* ("SFAS 106"), to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the EITF in Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance* (EITF 06-5). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. Amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. Amounts that are recoverable by the policyholder in periods beyond one year from the surrender of the policy should be discounted utilizing an appropriate rate of interest. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective, however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available for sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is

(Dollars in thousands, except per share information)

effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and the Company is currently assessing the financial impact this statement will have on our financial statements.

Reclassifications

Certain amounts in the balance sheet as of December 31, 2005 and the statements of income for the years ended December 31, 2005 and 2004 were reclassified to conform to the presentation adopted as of and for the year ended December 31, 2006. There was no effect on previously reported net income or stockholders' equity.

Note 2. Acquisition

Effective September 5, 2006, the Company acquired 100% of the outstanding common stock of Choice Bank ("Choice"), headquartered in Scottsdale, Arizona. At the date of acquisition, Choice became a wholly-owned subsidiary of the Company. The Stock Purchase Agreement (the "Agreement") was entered into on March 29, 2006 and, pursuant to that Agreement, the Choice shareholders received $27.50 in cash for each share of Choice common stock for a total purchase price of $31,556. Under the terms of the agreement, 1,032,106 shares of Choice common stock were paid out. In addition, Choice stock option holders were granted the option of either converting their vested options into Company stock options or receiving cash consideration in the amount of $27.50 per option share less the exercise price. The total number of replacement options issued were 166,160 (see also Note 14) for a total fair value cost of $2,772. The replacement options issued were 100% vested on the date of grant.

The consolidated balance sheet and statement of income as of and for the period ended December 31, 2006, contained in the Company's financial statements, include the total assets, liabilities, and net income of Choice. The primary purpose for the merger was to increase the Company's presence in Arizona.

As of September 5, 2006, the following shows the condensed balance sheet amounts assigned to the assets and liabilities of Choice Bank, including all purchase adjustments at the time of acquisition:

Cash and cash equivalents	$ 13,613
Securities	4,425
Loans, net of allowance of $ 663	97,623
Goodwill and core deposit intangible	20,098
Other assets	2,379
Deposits	(103,546)
Deferred taxes	(700)
Other liabilities	(2,336)
Net assets acquired	$ 31,556

(Dollars in thousands, except per share information)

The merger was accounted for under the purchase method of accounting in accordance with SFAS 141. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the merger date, September 5, 2006, as summarized below:

Cash consideration	$ 28,652
Fair value of replacement options (see Note 14)	2,772
Direct costs of acquisition	132
Total purchase price and acquisition costs	31,556
Less fair value of Choice Bank net tangible assets acquired	(11,458)
Less fair value of core deposit intangible	(1,164)
Goodwill resulting from transaction	$ 18,934

As a result of the Choice acquisition, the Company recorded $1,164 for the core deposit intangible. The Company has determined the final value and amortization period with the assistance of an independent valuation consultant. As of September 5, 2006, the amortization period of the Choice core deposit intangible was estimated to be 15 years. Amortization expense on the Choice core deposit intangible is recorded as of December 31, 2006 in the amount of $64. The Company estimates the amortization expense for the next five years as follows: 2007: $182; 2008: $165; 2009: $148; 2010: $130 and 2011: $113.

None of the goodwill will be deductible for income tax purposes.

Certain amounts, including goodwill, are subject to change when the determination of the asset and liability values are finalized.

Note 3. Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank.

The total of those reserve balances was approximately $751 and $633 at December 31, 2006 and 2005, respectively.

Note 4. Securities

Carrying amounts and fair values of securities available for sale at December 31 are summarized as follows:

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$ 9,484	$ 12	$ —	$ 9,496
U.S. Government-sponsored agencies	50,158	42	(162)	50,038
Mortgage backed securities	3,840	27	(28)	3,839
Money market funds	1,994	—	(43)	1,951
	$65,476	$ 81	$(233)	$65,324

(Dollars in thousands, except per share information)

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$ 7,499	$—	$ (73)	$ 7,426
U.S. Government-sponsored agencies	62,355	—	(665)	61,690
Mortgage backed securities	2,080	7	(57)	2,030
Money market funds	2,101	—	—	2,101
	$74,035	$ 7	$(795)	$73,247

The amortized cost and fair value of securities as of December 31, 2006 by contractual maturities are shown below. Given certain interest rate environments, some or all of these securities may be called by their issuers prior to the scheduled maturities. Maturities may differ from contractual maturities in mortgage backed securities because the mortgages underlying the securities may be called or repaid without penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$29,032	$28,831
Due after one year through five years	32,604	32,654
Mortgage backed securities	3,840	3,839
	$65,476	$65,324

Gross realized gains and losses of $17 and $23, respectively, were recorded on the sales of securities during the year ended December 31, 2006. Gross realized gains and losses of $7 and $13, respectively, were recorded on the sales of securities during the year ended December 31, 2005. There were no gross realized gains associated with available for sale securities during the year ended December 31, 2004. Securities available for sale with a carrying amount of approximately $59,000 and $64,915 at December 31, 2006 and 2005, respectively, were pledged to secure borrowings, and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	2006			
	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$—	$ —	$—	$ —
U.S. Government-sponsored agencies	6	12,473	156	23,708
Mortgage backed securities	—	—	28	1,123
Money market funds	—	—	43	1,951
	$ 6	$12,473	$ 227	$26,782

(Dollars in thousands, except per share information)

	2005			
	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$—	$ —	$ 73	$ 7,426
U.S. Government-sponsored agencies	145	25,410	520	36,280
Mortgage backed securities	39	1,186	18	568
	$ 184	$26,596	$611	$44,274

Management evaluates securities for other than temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Sixteen and twenty one debt securities have unrealized losses with aggregate depreciation of approximately 1% and 2% from the Company's amortized cost-basis at December 31, 2006 and 2005, respectively. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Note 5. Loans

The composition of the Company's net loans as of December 31 is as follows:

	2006	2005[1]
Commercial and industrial	**$ 109,134**	$ 68,904
Real estate:		
Commercial	**206,744**	195,754
Construction, land development, and other land loans	**620,167**	369,197
Single family residential	**80,280**	13,720
Consumer installment	**5,789**	3,504
Leases, net of unearned income	**411**	264
Gross Loans	**1,022,525**	651,343
Less net deferred loan fees	**(6,882)**	(5,164)
Less allowance for loan and lease losses	**(11,200)**	(8,314)
Net Loans	**$1,004,443**	$637,865

(1) Certain amounts in 2005 have been reclassified to be consistent with 2006 classifications and banking regulatory classification guidance. There was no change in gross loans as previously reported.

(Dollars in thousands, except per share information)

Information about impaired and nonaccrued loans as of and for the years ended December 31 is as follows:

	2006	2005
Impaired loans with a valuation allowance	$ 938	$1,689
Impaired loans without a valuation allowance	—	—
Total impaired loans	$ 938	$1,689
Related allowance for loan losses on impaired loans	$ 149	$ 725
Nonaccrual loans	$ 132	$1,217
Loans past due 90 days or more and still accruing	$ —	$ —
Average balance of impaired loans during the year (based on quarter-end balances)	$ 926	$1,885
Interest income recognized during the year on impaired loans	$ 111	$ 89

Approximately $29 of the impaired loans at December 31, 2006 are guaranteed by the SBA. The Company is not committed to lend significant additional funds on these impaired loans as of December 31, 2006.

The balance of SBA loans serviced for others was $62,916 and $52,221 at December 31, 2006 and 2005, respectively. Custodial balances maintained in connection with loan servicing, and included in other liabilities, were approximately $519 and $435 at December 31, 2006 and 2005, respectively. Information regarding servicing assets related to SBA loans at December 31 is as follows:

	2006	2005	2004
Balance, beginning	$ 626	$ 468	$ 302
Capitalized	328	413	319
Amortization	(249)	(255)	(153)
Balance, ending	$ 705	$ 626	$ 468

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, are as follows:

	2006	2005	2004
Balance, beginning	$ 8,314	$6,051	$4,768
Acquisition (see Note 2)	663	—	—
Provision charged to operating expense	2,821	2,350	1,750
Less amounts charged off	(664)	(178)	(595)
Recoveries	66	91	128
Balance, ending	$11,200	$8,314	$6,051

(Dollars in thousands, except per share information)

Note 7. Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2006	2005
Land	**$12,956**	$ 8,194
Premises and improvements	**16,768**	8,143
Furniture and fixtures	**3,822**	2,964
Equipment	**3,692**	1,512
Leasehold improvements	**275**	342
Construction in progress	**189**	3,442
	37,702	24,597
Less accumulated depreciation and amortization	**(5,669)**	(4,605)
	$32,033	$19,992

The Company completed the construction of a facility during the year ended December 31, 2006 of which $219 of interest expense related to the construction of the branch was capitalized.

Note 8. Securities Sold Under Agreements to Repurchase and Federal Funds Purchased

The Company enters into sales of securities under agreements to repurchase which generally mature within one day. The obligations to repurchase securities sold are reported as liabilities in the accompanying consolidated balance sheets and are approximately $13,602 and $22,072 as of December 31, 2006 and 2005, respectively. The dollar amount of securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are U.S. Agencies. During the year ended December 31, 2006, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $12,635 and $563, respectively, resulting in an average rate paid of 4.46%. During the year ended December 31, 2005, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $15,036 and $477 respectively, resulting in an average rate paid of 3.17%. During the year ended December 31, 2004, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $13,046 and $262, respectively, resulting in an average rate paid of 2.01%.

The Company has also entered into five agreements with other lending institutions under which it can purchase up to approximately $85 million of federal funds. The interest rate charged on borrowings is determined by the lending institutions at the time of borrowing. All lines are unsecured. The agreements can be terminated by the lending institutions at any time. There were no balances outstanding under these agreements at December 31, 2006 or 2005.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)

Note 9. Income Tax Matters

The cumulative tax effects of the primary temporary differences as of December 31 are shown in the following table:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$3,950	$2,640
Stock compensation expense	30	561
Unrealized loss on securities available for sale	51	276
Accrued expenses	179	126
Other	378	19
Total deferred tax assets	4,588	3,622
Deferred tax liabilities:		
Premises and equipment	964	486
Core deposit intangible	407	—
Deferred loan costs	213	175
Other	563	171
Total deferred tax liabilities	2,147	832
Net deferred tax asset	$2,441	$2,790

At December 31, 2006 and 2005, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years on future operations.

The provision for income taxes charged to operations for the years ended December 31 consist of the following:

	2006	2005	2004
Current expense	$12,319	$ 9,630	$4,709
Deferred taxes (benefit)	(576)	(1,349)	(245)
	$11,743	$ 8,281	$4,464

The income tax provision differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the years ended December 31, 2006, 2005, and 2004 due to the following:

	2006	2005	2004
Computed "expected" tax expense	$11,417	$8,368	$4,544
State income taxes, net of federal tax benefits	159	28	5
Non deductible expenses	233	95	85
Other	(66)	(210)	(170)
	$11,743	$8,281	$4,464

(Dollars in thousands, except per share information)

Note 10. Deposits

At December 31, 2006, the scheduled maturities of time certificates are as follows:

2007	$337,665
2008	19,005
2009	2,353
2010	1,011
2011	2,096
	$362,130

At December 31, 2006, three customer balances totaling $190,308 comprised 19% of total deposits. These customer balances are considered brokered deposits. At December 31, 2005, two customer balances totaling $96,116 comprised 14% of total deposits. Of this balance $43,856 is considered a brokered deposit. The Company had an additional $11,208 in brokered deposits at December 31, 2005.

As of December 31, 2006 and 2005, approximately $56,440 and $112,888, respectively, of the Company's non-interest bearing demand deposits consisted of demand accounts maintained by title insurance and qualified intermediary companies. The Company provides an analysis earnings credit for these customers, which is calculated by applying a variable crediting rate to such customers' average monthly deposit balances, less any internal charges incurred, which are comprised of common deposit service charges. External services are then purchased on behalf of these customers based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The expense of these external services totaled $378, $201 and $164 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in customer service expense in the accompanying consolidated statements of income.

Note 11. Other Borrowed Funds

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. Pursuant to collateral agreements with the FHLB, advances are collateralized by qualifying loans in the amount of $87,281 and $74,902 at December 31, 2006 and 2005, respectively. FHLB borrowings may be subject to prepayment penalties. The remaining borrowing capacity at December 31, 2006 with the FHLB was approximately $25,617. Advances at December 31 have maturity dates as follows:

		2006		2005	
Maturity Date	**Interest Rate as of December 31, 2006**	**Long Term**	**Short Term**	**Long Term**	**Short Term**
2006	2.69% - 4.75%	**$ —**	**$ —**	$ 9,000	$5,000
2007	3.46% - 5.48%	**10,000**	**8,000**	10,000	—
2008	3.67%	**10,000**	**—**	10,000	—
2009	4.67% - 5.22%	**20,000**	**—**	10,000	—
2010	4.75%	**10,000**	**—**	10,000	—
		$50,000	**$8,000**	$49,000	$5,000

(Dollars in thousands, except per share information)

Note 12. Junior Subordinated Debt

The Company has formed five statutory business trusts which exist for the exclusive purpose of issuing Cumulative Trust Preferred Securities. All of the funds raised from the issuance of these securities were passed to the Company and are reflected in the accompanying consolidated balance sheets as junior subordinated debt. Information about junior subordinated debt as of and for the years ended December 31 is as follows:

Name of Trust	Interest Rate	First Redemption Date	Maturity	2006	2005
Silver State Capital Trust I	6-month LIBOR plus 3.75%	12/08/2006	12/08/2031	$ —	$ 7,732
Silver State Capital Trust II	3-month LIBOR plus 3.25%	04/24/2008	04/24/2033	5,155	5,155
Silver State Capital Trust III	3-month LIBOR plus 2.75%	04/07/2009	04/06/2034	5,155	5,155
Silver State Capital Trust IV	3-month LIBOR plus 1.60%	09/30/2011	09/30/2036	20,619	—
Silver State Capital Trust V	3-month LIBOR plus 1.62 %	03/01/2012	03/01/2037	7,732	—
				$38,661	$18,042

In the event of certain changes or amendments to regulatory requirements or Federal tax rules, the debt is redeemable in whole. The obligations under these instruments are fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. The Trust preferred securities qualify as Tier I Capital for the Company, subject to certain limitations, with the excess being included in total capital for regulatory purposes.

Note 13. Commitments and Contingencies

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company's exposure to off-balance-sheet risk as of December 31 is as follows:

	2006	2005
Commitments to extend credit	$381,758	$241,690
Standby letters of credit	5,391	5,348
	$387,149	$247,038

(Dollars in thousands, except per share information)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, undeveloped land, residential real estate and income-producing commercial properties. As of December 31, 2006, unsecured loan commitments are approximately $34,789.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. As of December 31, 2006, the balance of unsecured standby letters of credit is $60. Essentially all letters of credit issued have expiration dates within four years. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, thereafter the related liability is evaluated pursuant to SFAS 5. The total liability for financial instruments with off-balance sheet risk as of December 31, 2006 and 2005 was approximately $141 and $125, respectively.

Lease commitments

The Company leases certain premises under non cancelable operating leases. Minimum future rental payments under these leases for each of the next five years and in the aggregate are as follows:

Year ending December 31:	
2007	$ 926
2008	731
2009	667
2010	589
2011	601
Thereafter	3,012
	$6,526

Rental expense from these operating leases was $711, $653 and $624 for the years ended December 31, 2006, 2005 and 2004, respectively.

Concentrations

The Company grants commercial, construction, real estate and consumer loans to customers through its ten branches located in the Las Vegas, Nevada metropolitan area. The Company's business is primarily concentrated in southern Nevada, and the loan portfolio includes significant credit exposure to the general economy and real estate industry of this area. The Company's real estate portfolio is secured by office buildings, land held for development, undeveloped land, single family homes and other real property located primarily in southern Nevada. At December 31, 2006 and 2005, real estate loans accounted for approximately 89% of the total loans in both years. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%. The Company's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

(Dollars in thousands, except per share information)

We have a high concentration in real estate construction and land loans. At December 31, 2006, approximately 35% of our real estate loans were classified as real estate construction loans and 34% of our real estate loans were classified as land loans. In addition, commercial real estate loans represent approximately 23% of our total real estate loans as of December 31, 2006. Of our commercial real estate loans, approximately 57% are owner-occupied.

Approximately 4% and 3% of the Company's loans were unsecured as of December 31, 2006 and 2005, respectively. The Company's loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

Note 14. Stock Options

The Company has adopted the 2006 Omnibus Equity Plan (See Note 1) under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans allow for the granting of 579,810 incentive and non-qualifying stock options as those terms are defined in the Internal Revenue Code.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. The Company estimates the expected life of each stock option on historical and expected behavior of the Company's employees. The volatility estimate is based on the historical volatility of the Company's stock using a period equal to the expected life of the option. The risk-free rate is based on the yield on a zero coupon U.S. Treasury bond with a maturity equal to the expected life of the option. The dividend yield is estimated to be zero based on the Company's current intention not to issue dividends for the foreseeable future.

	2006 Replacement Options	2006	2005	2004
Risk free interest rate	4.80%	4.61%	3.09%	3.09%
Dividend yield	0%	0%	0%	0%
Expected life	2 years	4 years	4 years	4 years
Volatility	52%	49%	23%	23%
Fair value per optional share	$ 17.26	$ 9.68	$ 2.69	$ 1.35

A summary of stock option activity during the year ended December 31, 2006 is as follows:

	Shares	Weighted-average exercise price
Outstanding options, beginning of year	1,382,650	$ 7.39
Granted	175,150	22.30
Replacement stock options issued in acquisition	166,160	8.84
Exercised	(717,690)	7.40
Forfeited	(7,200)	11.25
Outstanding options, end of year	999,070	10.22
Options exercisable, end of year	707,970	$ 7.26

(Dollars in thousands, except per share information)

Other than the replacement options granted (see Note 2), all stock options granted under the Plans expire 10 years after the date of grant and vest 25% per year over four years. In December 2005, the Company accelerated the vesting on 975,000 stock options. As a result of this modification, the Company recognized stock options expense of $1,603 in 2005 in accordance with APB 25. Also, as a result, the Company is not required to record any stock option expense under SFAS 123R related to these modified options.

The weighted average remaining contractual term of outstanding options as of December 31, 2006 was 7 years, with an aggregate intrinsic value of $15,766. The weighted average remaining contractual term of options exercisable at December 31, 2006 was 7 years, with an aggregate intrinsic value of $13,266.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $10,818. The aggregate fair value of options vested during year was $1,026.

As of December 31, 2006, there was $900 of total unrecognized compensation cost related to nonvested share-based compensation arrangements.

Note 15. Regulatory Capital Requirements

Federal and banking regulations place certain restrictions on dividends paid by the Bank to the Holding Company. The Company (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes the Company and the Banks meet all capital adequacy requirements to which they are subject as of December 31, 2006.

As of December 31, 2006, the most recent notification from the federal banking agencies categorized the Company and the Banks as well capitalized as defined by the banking agencies. To be categorized as well capitalized, the Company and the Banks must maintain total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table below. As of December 31, 2006, the Company and the Banks meet the regulatory guidelines to be categorized as well capitalized.

(Dollars in thousands, except per share information)

The actual capital amounts and ratios for the Banks and the Company as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)						
Company	$135,509	11.6%	$93,510	8.0%	$116,888	10.0%
Silver State Bank	$112,106	10.7%	$84,027	8.0%	$105,034	10.0%
Choice Bank	$ 12,357	10.4%	$ 9,459	8.0%	$ 11,824	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	$122,235	10.5%	$46,755	4.0%	$ 70,133	6.0%
Silver State Bank	$101,615	9.7%	$42,014	4.0%	$ 63,020	6.0%
Choice Bank	$ 11,507	9.7%	$ 4,730	4.0%	$ 7,094	6.0%
Tier I Capital (to Average Assets)						
Company	$122,235	10.5%	$46,427	4.0%	$ 58,033	5.0%
Silver State Bank	$101,615	9.9%	$40,896	4.0%	$ 51,119	5.0%
Choice Bank	$ 11,507	8.4%	$ 5,452	4.0%	$ 6,815	5.0%
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)						
Company	$ 90,145	12.2%	$58,977	8.0%	$ 73,721	10.0%
Silver State Bank	$ 87,250	11.9%	$58,806	8.0%	$ 73,508	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	$ 80,258	10.9%	$29,488	4.0%	$ 44,232	6.0%
Silver State Bank	$ 78,811	10.7%	$29,403	4.0%	$ 44,105	6.0%
Tier I Capital (to Average Assets)						
Company	$ 80,258	10.4%	$30,905	4.0%	$ 38,631	5.0%
Silver State Bank	$ 78,811	10.2%	$30,836	4.0%	$ 38,545	5.0%

Additionally, the State of Nevada banking regulations restrict the distribution of the net assets of Silver State Bank because such regulations require the sum of the Bank's stockholder's equity and allowance for loan losses to be at least 6% of the average of the Bank's total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $52,155 of Silver State Bank's stockholder's equity was restricted as of December 31, 2006.

Note 16. Employee Benefit Plans

401(k) plan

The Company provides a 401(k) plan which covers substantially all of the Company's employees who are eligible based upon age and length of service. A participant may elect to make contributions up to 12 percent of the participant's annual compensation. The Company makes matching contributions at management's discretion. The Company approved matching contributions of approximately $448, $282 and $180 for the years ended December 31, 2006, 2005 and 2004, respectively.

(Dollars in thousands, except per share information)

Life insurance

The Bank has purchased life insurance on certain key officers under a split dollar plan, whereby the Bank owns the cash surrender value and the officers' beneficiaries share in death benefits. Total cash surrender value was approximately $858 and $1,394 at December 31, 2006 and 2005, respectively, and is included in other assets on the accompanying consolidated balance sheets.

Note 17. Loans and Other Transactions with Related Parties

Shareholders of the Company, officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Loan transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Annual activity consisted of the following:

	2006	2005
Balance, beginning	**$ 21,003**	$ 16,141
New loans	**32,069**	25,199
Repayments	**(27,824)**	(20,337)
Balance, ending	**$ 25,248**	$ 21,003

Total undisbursed loan commitments outstanding with related parties total approximately $6,292 and $5,364 at December 31, 2006 and 2005, respectively.

None of the loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2006 and 2005.

Other transactions

Choice Bank has an operating lease agreement with a related party. Lease payments are approximately $11 per month. The lease ends in May 2007 and has a renewable option for an additional five years. As of December 31, 2006, the Company has not renewed the lease. Rental expense recorded under this lease was approximately $53 for the year ended December 31, 2006.

The Company engages in contracts with a related party as the general contractor for the construction of bank office buildings. The total payments under these contracts were approximately $1,030, $5,100, and $900, respectively for the years in 2006, 2005 and 2004. $130 of the contract from 2006 is included in construction in progress at December 31, 2006 with an estimated completion date in 2007. The contract amount is $907.

During the year ended December 31, 2004, the Company purchased land from related parties in two separate transactions totaling approximately $2,300.

Deposits for related parties held by the Banks at December 31, 2006 and 2005 amounted to $45,759 and $33,704, respectively.

(Dollars in thousands, except per share information)

Note 18. Fair Value of Financial Instruments

The carrying amount and estimated fair value of the Company's financial instruments at December 31 is as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 35,479	$ 35,479	$ 49,773	$ 49,773
Securities available for sale	65,324	65,324	73,247	73,247
Federal Home Loan Bank stock	3,382	3,382	2,731	2,731
Loans held for sale	34,053	35,473	11,861	12,636
Loans, net	1,004,443	1,003,330	637,865	636,087
Accrued interest receivable	7,236	7,236	3,395	3,395
Financial Liabilities:				
Deposits	986,271	987,897	645,465	645,537
Accrued interest payable	1,530	1,530	794	794
Securities sold under repurchase agreements	13,602	13,602	22,072	22,072
Other borrowed funds	58,000	57,328	54,000	54,000
Junior subordinated debt	38,661	38,661	18,042	18,042

Interest rate risk

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Fair value of commitments

The estimated fair value of fee income on letters of credit at December 31, 2006 and 2005 is insignificant. Loan commitments on which committed fixed interest rates are less than the current market rate are also insignificant at December 31, 2006 and 2005.

Note 19. Segment Reporting

The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The accounting policies of the segments are consistent with those described in Note 1. The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest income to assess the performance of the segments and make decisions about resources to be allocated to the segment. The Company does not have operating segments other than those reported. Parent company information is included in the other category, and is deemed to represent an overhead function rather than an operating segment.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)

The Company does not have a single external customer from which it derives 10 percent or more of its revenues.

There are no significant transactions between operating segments other than transfers of loan participations at par value with no gain or loss.

The following is a summary of selected operating segment information as of and for the years ended December 31, 2006, 2005 and 2004:

	Silver State Bank	Choice Bank of Arizona	All Other	Intersegment Eliminations	Consolidated Company
2006:					
Assets	$1,042,186	$165,332	$ 9,008	$(7,008)	$1,209,518
Gross Loans and deferred fees	892,013	123,630	—	—	1,015,643
Less: Allowance for loan losses	(10,366)	(834)	—	—	(11,200)
Net Loans	881,647	122,796	—	—	1,004,443
Deposits	863,838	129,441	—	(7,008)	986,271
Stockholders' equity	101,511	31,571	(26,454)	—	106,628
Net interest income (loss)	$ 57,629	$ 1,586	$ (1,865)	$ —	$ 57,350
Provision for loan losses	2,650	171	—	—	2,821
Net interest income (loss) after provision for loan losses	54,979	1,415	(1,865)	—	54,529
Noninterest income	5,468	421	28	—	5,917
Noninterest expense	25,275	1,898	654	—	27,827
Income (loss) before income taxes	35,172	(62)	(2,491)	—	32,619
Income tax expense (benefit)	12,659	(23)	(893)	—	11,743
Net income (loss)	$ 22,513	$ (39)	$ (1,598)	$ —	$ 20,876

	Silver State Bank	All Other	Intersegment Eliminations	Consolidated Company
2005:				
Assets	$804,912	$ 2,569	$(1,184)	$806,297
Gross Loans and deferred fees	646,179	—	—	646,179
Less: Allowance for loan losses	(8,314)	—	—	(8,314)
Net Loans	637,865	—	—	637,865
Deposits	646,649	—	(1,184)	645,465
Stockholders' equity	78,299	(14,605)	—	63,694
Net interest income (loss)	$ 42,427	$ (1,102)	$ —	$ 41,325
Provision for loan losses	2,350	—	—	2,350
Net interest income (loss) after provision for loan losses	40,077	(1,102)	—	38,975
Noninterest income	4,779	—	—	4,779
Noninterest expense	19,768	78	—	19,846
Income (loss) before income taxes	25,088	(1,180)	—	23,908
Income tax expense (benefit)	8,669	(388)	—	8,281
Net income (loss)	$ 16,419	$ (792)	$ —	$ 15,627

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)

	Silver State Bank	All Other	Intersegment Eliminations	Consolidated Company
2004:				
Assets	$699,360	$ 5,219	$(3,864)	$700,715
Gross Loans and deferred fees	523,391	—	—	523,391
Less: Allowance for loan losses	(6,051)	—	—	(6,051)
Net Loans	517,340	—	—	517,340
Deposits	576,194	—	(3,864)	572,330
Stockholders' equity	55,501	(12,051)	—	43,450
Net interest income (loss)	$ 26,423	$ (894)	$ —	$ 25,529
Provision for loan losses	1,750	—	—	1,750
Net interest income (loss) after provision for loan losses	24,673	(894)	—	23,779
Noninterest income	4,542	—	—	4,542
Noninterest expense	15,106	233	—	15,339
Income (loss) before income taxes	14,109	(1,127)	—	12,982
Income tax expense (benefit)	4,840	(376)	—	4,464
Net income (loss)	$ 9,269	$ (751)	$ —	$ 8,518

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)

Note 20. Condensed Financial Statements of Parent Company

Balance Sheets

December 31, 2006 and 2005
(dollars in thousands)

	2006	2005
Cash and cash equivalents	$ 7,008	$ 1,184
Investment in consolidated subsidiaries	133,082	78,299
Other assets	5,792	2,674
Total assets	$145,882	$82,157
Accrued interest payable and other liabilities	$ 593	$ 421
Junior subordinated debt	38,661	18,042
Total liabilities	39,254	18,463
Stockholders' equity	106,628	63,694
Total liabilities and stockholders' equity	$145,882	$82,157

Statements of Income

For the years ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Interest income	$ 10	$ 21	$ —
Interest expense on junior subordinated debt	1,876	1,123	894
Net interest expense	(1,866)	(1,102)	(894)
Other income:			
Income from consolidated subsidiaries	22,474	16,419	9,269
Miscellaneous income	29	—	—
Total other income	22,503	16,419	9,269
Operating expenses	(654)	(78)	(233)
Income before income tax benefit	19,983	15,239	8,142
Income tax benefit	893	388	376
Net income	$20,876	$15,627	$8,518

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share information)

Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 20,876	$ 15,627	$ 8,518
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in net undistributed earnings of consolidated subsidiaries	(22,474)	(16,419)	(9,269)
Depreciation and amortization	33	33	29
Tax benefit related to the exercise of stock options	—	873	772
Reissuance of treasury stock	100	—	—
Increase in other assets	996	(120)	(1,277)
Increase (decrease) in accrued liabilities and other liabilities	(3,357)	(40)	264
Net cash used in operating activities	(3,826)	(46)	(963)
Cash Flows from Investing Activities:			
Investment in subsidiaries	—	(5,000)	(10,000)
Cash paid for acquisition, net	(28,784)	—	—
Net cash used in investing activities	(28,784)	(5,000)	(10,000)
Cash Flows from Financing Activities:			
Proceeds from issuance of junior subordinated debt	27,500	—	5,000
Repayment of advances from junior subordinated debt	(7,500)	—	—
Proceeds from stock issuance	10,682	—	4,897
(Purchase) sale of treasury stock	—	—	2
Stock options redeemed	(356)	—	—
Excess tax benefit related to option exercises	3,529	2,365	3,825
Proceeds from exercise of stock options	4,579	—	—
Net cash provided by financing activities	38,434	2,365	13,724
Increase (decrease) in cash and cash equivalents	5,824	(2,681)	2,761
Cash and cash equivalents, beginning of year	1,184	3,865	1,104
Cash and cash equivalents, end of year	$ 7,008	$ 1,184	$ 3,865

(Dollars in thousands, except per share information)

Note 21. Quarterly Data (Unaudited)

	Years Ended December 31,							
	2006				2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$27,346	$23,773	$20,483	$18,304	$16,482	$15,584	$13,164	$11,856
Interest expense	10,582	9,216	6,865	5,893	4,797	4,367	3,510	3,087
Net interest income	16,764	14,557	13,618	12,411	11,685	11,217	9,654	8,769
Provision for loan losses	(804)	(817)	(600)	(600)	(600)	(650)	(600)	(500)
Net interest income after provision for loan losses	15,960	13,740	13,018	11,811	11,085	10,567	9,054	8,269
Non-interest income	1,875	1,736	934	1,372	1,210	1,180	1,183	1,206
Non-interest expenses[1]	(8,679)	(6,762)	(6,070)	(6,316)	(6,879)	(4,558)	(4,355)	(4,054)
Income before income taxes	9,156	8,714	7,882	6,867	5,416	7,189	5,882	5,421
Provision for income taxes	(3,479)	(3,071)	(2,769)	(2,424)	(1,956)	(2,454)	(2,020)	(1,851)
Net income	$ 5,677	$ 5,643	$ 5,113	$ 4,443	$ 3,460	$ 4,735	$ 3,862	$ 3,570
Basic	$ 0.42	$ 0.42	$ 0.39	$ 0.35	$ 0.28	$ 0.38	$ 0.32	$ 0.29
Diluted	$ 0.40	$ 0.40	$ 0.37	$ 0.34	$ 0.26	$ 0.36	$ 0.30	$ 0.28

(1) The Company recognized stock option expense of $1,603 in the fourth quarter of 2005. See Note 14.

Note 22. Subsequent Events

On January 24, 2007, the shareholders of Silver State Bancorp approved an amendment to the Articles of Incorporation, increasing the authorized number of shares of common stock from 20,000,000 to 60,000,000 and creating a class of preferred stock in the amount of 10,000,000 that has a par value of $.001.

The Company granted 8,300 shares of restricted stock and 63,800 incentive stock options in January and February, 2007.

The Company's Board of Directors unanimously reached a decision on December 13, 2006, to engage the Company in an initial public offering of the Company's common stock. The public offering is expected to occur in the second quarter of 2007.

The Company entered into an employment agreement with its Chief Executive Officer on March 29, 2007. The agreement has a term of three years. The agreement provides for certain cash payments as a result of termination or change in control. The Company intends to enter into similar agreements with other key officers in the second quarter of 2007.

CORPORATE INFORMATION

Board of Directors Silver State Bancorp

Bryan S. Norby
Chairman of the Board
Financial Analyst
Yanke Machine Shop, Inc.

Corey L. Johnson
President and Chief
Executive Officer
Silver State Bancorp

Brian M. Collins
Managing Owner
Collins and Collins
Development

Brian W. Cruden
President
Insurcorp

Alan Knudson
Investor and Trustee
Knudson Family Trust

Thomas T. Nicholson
Manager
Family-owned farming and
cattle operations

Craig A. McCall
President
ASAP Auto Pawn, Inc.

Phillip C. Peckman
Chief Executive Officer
Peckman Outdoor Media

Executive Officers Silver State Bancorp

Corey L. Johnson
President and Chief Executive Officer
Silver State Bancorp
Chief Executive Officer
Silver State Bank

Michael J. Threet
Chief Financial Officer and
Chief Operating Officer
Silver State Bancorp
Silver State Bank

Calvin D. Regan
President
Silver State Bank

Douglas E. French
Executive Vice President –
Commercial Real Estate Lending
Silver State Bank

Thomas J. Russell
Executive Vice President –
Credit Administrator
Silver State Bank

Independent Auditors
McGladrey & Pullen, LLP
300 S. 4th Street, Suite 600
Las Vegas, NV 89101

Special Securities Counsel
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

Nevada Counsel
Kolesar & Leatham, Chtd.
3320 West Sahara Ave., Suite 380
Las Vegas, NV 89102

Transfer Agent & Registrar
Inquiries regarding stock certificate administration, address changes and other related services should be directed to:

Mellon Investor Services LLC
480 Washington Blvd. 29th Floor
Jersey City, NJ 07310
800-719-9059
www.melloninvestor.com

Stock Listing
Silver State Bancorp's common stock is traded on the NASDAQ Global Market under the ticker symbol SSBX.

Annual Meeting
The Annual Meeting of Stockholders will be held at Silver State Bancorp's executive offices located at 170 South Green Valley Parkway, Henderson, Nevada, 89012, on Wednesday, October 24, 2007 at 10 a.m., local time.

Investor Relations
Corey L. Johnson, 702-433-8300
Michael J. Threet, 702-433-8300

Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
(212) 912-7400

Fax: (212) 912-7751
www.tpw.com

Direct Dial: (212) 912-7936
ydelarck@tpw.com
NY bar admission pending

September 21, 2007

VIA FEDERAL EXPRESS
Securities and Exchange Commission
ATTN: Filing Desk
100 F Street, NE
Washington, DC 20549

Re: Silver State Bancorp's Annual Shareholder Report

To Whom It May Concern:

Please find enclosed 7 copies of the Silver State Bancorp's Annual Shareholder Report. Should you have any questions, please contact me at (212) 912-7936.

Best,

Yuta N. Delarck

Yuta N. Delarck by RV

Enclosures

END